82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02030555

REGISTRANT'S NAME Avalon Ventures Ltd

*CURRENT ADDRESS

 P

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4427 FISCAL YEAR 8-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 3/15/02

FILE No. 82-4427

MINERALS FOR HIGH TECHNOLOGY



AR/S
8-31-01

AVALON VENTURES LTD.

AVL:CDNX









ANNUAL REPORT 2001

Corporate Profile

AVALON VENTURES LTD. (AVL:CDNX) is a Canadian mineral exploration and development company, with a focus on the "Metals of the Future". These include the rare metals **lithium, tantalum, cesium** and **rubidium**, and the precious metals **palladium** and **platinum**, which are in increasing demand for their many high-technology industrial applications.


AVALON VENTURES LTD.

Avalon now controls nine high-potential rare metals/precious metals projects in northwestern Ontario and southern Manitoba. The most advanced of these is the Separation Rapids rare metals project near Kenora, Ontario, where Avalon is developing the world-class "Big Whopper" pegmatite. This deposit is now in the feasibility stage and shows excellent potential for becoming a low-cost, highly profitable producer of lithium minerals **(petalite)**, feldspars, mica and tantalum. A bulk sampling program is scheduled for 2002 with commercial production expected to begin in 2003.

Avalon is actively exploring its eight other early-stage properties in Ontario and Manitoba, while continuing to look for new opportunities. Avalon's mission is to become a profitable producer and major supplier of the strategic raw materials for the high-tech industries of the new millennium.

2001 Company Highlights

- **Negotiated Strategic Alliance and Joint Venture Agreements with Placer Dome (CLA) Limited, resulting in $1.98 million in new financing.**
- **Secured $1.5 million in exploration funding for rare metals projects.**
- **Discovered additional tantalum-cesium mineralization at Lilypad Lakes.**
- **Optioned new Platinum-Palladium-Copper-Nickel property.**
- **Prepared new business plan for Separation Rapids project.**

President's Message



On behalf of the Board of Directors, I am pleased to submit herewith, the 2001 Annual Report for Avalon Ventures Ltd., together with the audited financial statements for the year ended August 31, 2001.

The year 2001 began with great promise for a recovery in the mineral industry and a revival of investor interest in junior resource companies. However, the recovery proved short-lived as the slowdown in the global economy reduced industrial demand for metals and minerals resulting in declining metal prices over most of the year. With particular relevance to Avalon's rare metals focus, the spot price of tantalum, which briefly reached record levels of over US \$300/lb Ta_2O_5 (tantalum oxide) 12 months ago, has since returned to 1999 levels of US \$40-80/lb Ta_2O_5 due to declining demand from the electronics sector. Similarly, the spot price of palladium, which exceeded US \$1,000/oz earlier this year, had fallen as low as US \$315/oz by November, due to renewed sales from Russian stockpiles and declining demand from the automotive sector. This factor, coupled with the onset of general bear market conditions precipitated by the spectacular collapse in the stock prices of high-technology companies such as Nortel Networks, caused investor interest in junior resource companies to evaporate through the second half of 2001, a trend that was accelerated by the events of September 11. Consequently, Avalon's share price, like that of many of its industry peers, has retreated to record low levels over the past three months. Restoring this lost shareholder value will be a high priority for management in 2002.

Despite this challenging business environment, Avalon remained very active and well-financed throughout the year 2001. The Company was successful in securing \$2.25 million in exploration funding for four of its early-stage tantalum and platinum-palladium projects through joint ventures with Global Canada Company on the Lilypad Lakes, Raleigh Lake and East Braintree tantalum projects and Placer Dome (CLA) Limited ("Placer") on the Legris Lake Platinum-Palladium ("PGE") project. This was supplemented by a \$250,000 flow-through financing to fund additional tantalum exploration work on the Separation Rapids property, and a \$980,000 non flow-through equity financing completed with Placer, as part of a strategic alliance agreement negotiated in February, 2001. This unit financing, consisting of a common share priced at \$0.98 and a 2-year share purchase warrant exercisable at \$0.98, provided the Company with working capital to cover administrative overheads for the year and funding to develop new projects over which Placer retains a right of first refusal for joint venture participation. It is a tribute to the Company's strong industry reputation and success as a generator of new high-quality, early-stage exploration projects that Placer identified Avalon as a partner of choice for its Canadian platinum-palladium exploration program.

The exploration work programs completed in 2001 resulted in the identification of significant new rare metals mineralization on the Lilypad Lakes and East Braintree properties as well as new platinum-palladium mineralization at Legris Lake. The highlight was the delineation of the Rubellite Dyke tantalum-cesium mineralized zone on the Lilypad Lakes property to a vertical depth of 250 metres where it shows evidence of increasing thicknesses exceeding 40 metres and remains open to depth. With a minimum strikelength of 100 metres and average grades ranging from 0.024 to 0.048% Ta_2O_5, this pegmatite is showing definite economic potential and is the top priority target for further work on the property.

On the Separation Rapids project, a new plant design study providing detailed capital and operating cost estimates for both the pilot and full-scale production facilities was completed early in 2001. This study was used by consulting engineers, PRS Associates, to produce a new business plan for the development of the Big Whopper lithium-tantalum deposit and an update of the economic analysis of the project prepared in 1999 by Micon International Ltd., for the pre-feasibility study. The updated economic analysis continues to indicate positive economics for the project, but even with the potential involvement of Placer as Project Manager (as contemplated under the strategic alliance agreement), the new business plan did not immediately succeed in attracting the estimated \$5.5 million in financing required for the proposed bulk sampling program. This is at least partially attributable to the poor market conditions we have experienced since June, 2001 when the new business plan was finalized. Nevertheless, several potential financial partners have expressed interest in participating in the development of the Big Whopper and discussions on how to structure the Stage 1 financing with the objective of minimizing dilution are on-going. At the same time, the Company continues to evaluate alternative development scenarios with a view toward mitigating perceived project risk.

While Avalon will continue to be active in grass-roots exploration in 2002, development of the Big Whopper lithium-tantalum deposit remains the Company's top priority. Depressed market conditions in recent years have made it difficult for the Company to source project financing at a reasonable cost and without excessively diluting the shareholders. Management will accelerate its efforts to identify and secure acceptable project financing in 2002, and presently has several interesting alternatives under active consideration.

Bringing the Big Whopper to commercial production and achieving cash flow in the shortest time possible is the primary goal of management and the key to realizing the Company's long-term goal of becoming a profitable producer and global supplier of the strategic raw materials for the high-tech industries of the new millennium.

Finally, I would again like to thank our loyal shareholders for their patience and support during these difficult times and to thank all of our staff and consultants for their hard work and dedication toward making Avalon a successful business enterprise.

On behalf of the Board of Directors,

Donald S. Bubar, President and Chief Executive Officer
Dec. 28, 2001

SEPARATION RAPIDS RARE METALS PROJECT

From March to October, 2001, the Company completed a \$250,000 exploration program on the Separation Rapids property to identify new zones of higher grade tantalum mineralization associated with the Big Whopper lithium-tantalum deposit and better understand the mineralogy and controls on tantalum distribution within the pegmatite. The program involved a 12-hole, 1,401 metre diamond drilling program along with additional surface channel sampling, mineralogical studies, collection of geotechnical data for future rock mechanics studies and collection of a 250 kg "mini bulk" sample from the Lepidolite Dyke for tantalum metallurgical testwork. Additional engineering work done during the year (costing approximately \$64,000) mainly involved a new plant design study to provide detailed capital and operating cost estimates for both the pilot-scale and full-scale ore processing facilities. This data was used along with updated mineral market information to prepare a revised economic analysis of the project and a new detailed business plan for the development of the Big Whopper lithium-tantalum deposit. This document is being used to support on-going project financing initiatives. Engineering work and market studies to evaluate alternative development scenarios are also on-going.

In general, the results from the new exploration work were consistent with those from previous drilling programs, which indicated zones of relative tantalum enrichment on both the eastern and western extremities of the deposit, ranging from 0.009% to 0.022% Ta_2O_5 (0.2 to 0.5 lb/tonne, tantalum oxide) compared to 0.007% to 0.009% Ta_2O_5 in the main mass of the deposit. The reliability of historical tantalum assays from 1997-98 remains questionable because the original method used (ICP-MS) tends to underestimate tantalum grades (due to incomplete sample digestion) compared to results obtained using either the XRF or NAA methods employed since 1998. Results from limited further check assay work carried out this year to investigate this issue proved inconclusive. Going forward, the Company will rely on the results of future bulk sampling work to assess the reliability of historical ICP-MS tantalum assay data and determine if further re-assaying of old drill core is warranted.

Preliminary metallurgical testwork on the 250 kg sample from the Lepidolite Dyke resulted in recoveries of approximately 60% for both tantalum and tin into a concentrate grading 14.5% Ta_2O_5, 18.2% SnO_2 (tin oxide) and 2.81% Nb_2O_5, (niobium oxide) using a conventional gravity concentration method. Follow-up testwork is required to improve recoveries for this material and evaluate the metallurgy of other mineralogically distinct, tantalum-bearing sub-zones found elsewhere in the Big Whopper pegmatite system. The head grade of the sample was determined by Lakefield to be 0.021% Ta_2O_5, which compared well with the assays of channel samples collected from the Lepidolite Dyke outcrop, which averaged 0.023% Ta_2O_5 (determined by XRF).

OTHER RARE METALS PROJECTS

From February to September, 2001, a \$1.25 million exploration program, funded by joint venture partner Global Canada Company ("Global"), was completed on the Lilypad Lakes, East Braintree and Raleigh Lake tantalum projects. Approximately 67% of this budget was allocated to the **Lilypad Lakes** project, where 2,786 metres in 15 holes were drilled, accompanied by detailed geological mapping, lithogeochemical sampling and geophysical surveys. As discussed in the President's message, one tantalum zone called the Rubellite Dyke is beginning to show definite size potential, and recent mapping has identified two new parallel tantalum-rich pegmatites within 100 metres of the Rubellite Dyke, which provide potential for additional near-surface resources in this area. Grab samples from these pegmatites returned assays ranging from 0.04% to 0.11% Ta_2O_5 and channel sampling of the Rubellite Dyke itself revealed new zones of cesium enrichment averaging up to 1.812% Cs_2O (cesium oxide) over 4.0 metres and 1.385% Cs_2O over 9.5 metres along with tantalum grades of 0.061% Ta_2O_5 and 0.048% Ta_2O_5 respectively.

Other significant new results at Lilypad Lakes were generated from the South Dyke and Pollucite Dyke areas. At the South Dyke, a new exposure of high-grade tantalum mineralization was discovered from which a channel sample assayed 0.108% Ta_2O_5 across a 4.0 metre width. The South Dyke is now recognized as one of a series of narrow, highly-fractionated pegmatites within a 5 km long east-west corridor on the southern part of the property, all characterized by relatively high tantalum grades (>0.10% Ta_2O_5) and high quality mineralization (100% microlite, averaging 79% Ta_2O_5). Drilling of the Pollucite Dyke extended this tantalum-cesium zone to depths of over 250 metres, and surface mapping traced its western extension for over 200 metres along strike, where it remains open. A channel sample in the western exposure assayed 0.07% Ta_2O_5 across a 1.0 metre width, and grab samples from nearby exposures assayed up to 0.087% Ta_2O_5 and 4.62% Cs_2O. New mineralized pegmatites were also discovered at several other localities on the Lilypad Lakes property, and the potential for discovery of a very large parental pegmatite in the subsurface remains high.

Encouraging results were also obtained on the **East Braintree** property where one hole of a 10-hole, 1,442 metre program, testing among others the Lucy North pegmatite, intersected significant tantalum mineralization averaging 0.029% Ta_2O_5 over a 44.4 metre core length. A 4-hole, 752 metre drilling program on the **Raleigh Lake** property intersected only narrow pegmatites from 1.2 to 3.9 metres in width, carrying anomalous tantalum values ranging from 0.017% to 0.027% Ta_2O_5. A minimum $1.5 million follow-up program is planned for the Lilypad Lakes and East Braintree properties in 2002, subject to the continued participation of Global in the tantalum joint venture.

No exploration work was carried out in 2001 on the **Shatford Lake** tantalum prospect, located in the Bird River area of Manitoba, but a minimum $60,000 drilling program is planned for this project in February-March, 2002. This will involve at least two deep holes to test for buried Tanco-type rare metal pegmatites.

PLATINUM-PALLADIUM ("PGE") PROJECTS

On the **Legris Lake** PGE project, a $1.0 million exploration program, funded by Placer Dome (CLA) Limited, under the terms of an option and joint venture agreement dated April 20, 2001, was initiated in May, 2001 and was approximately 80% complete by calendar year-end. The work completed to date consists of extensive detailed geological mapping, overburden trenching, induced polarization (I.P.) and magnetic geophysical surveys, lithogeochemical sampling, prospecting and two short diamond drilling programs totalling 2,266 metres in 11 holes. This work has generated numerous new PGE targets on the property and identified additional economic-grade mineralization in the Poplar Zone assaying up to 5.12 g/t PGE over 0.97 metres. Drilling to date in the vicinity of the Poplar and Main Zones has intersected numerous intervals of PGE mineralization typically assaying from 0.5 to 3.2 g/t Pt+Pd, but has yet to delineate a zone with sufficient continuity to define an economic resource. The final round of drilling under the current program budget, scheduled for January-February, 2002 will focus on other target areas located elsewhere on the property.

On the **Wolf Mountain** project, co-managers East West Resource Corporation ("EWR") and Canadian Golden Dragon Resources Ltd. ("CGG") report that since June, 2001, further detailed geological mapping, geophysical data interpretation and modeling have been completed on both the Disraeli and Seagull properties, along with four more deep drill holes totalling 3,156 metres on the Seagull Intrusion PGE-copper-nickel target. These four holes were drilled to follow up on the encouraging results obtained previously in hole WM00-05 (which intersected 3.58 g/t PGE, 0.34% Cu and 0.21% Ni over 2.0 metres) and search for Noril'sk type massive PGE-rich copper-nickel sulphide mineralization proximal to this hole. Attempts to extend the previously-abandoned hole WM00-07 to further test this target were unsuccessful. Anomalous levels of PGE mineralization typically ranging from 0.10 to 0.50 g/t PGE were intersected in three holes completed, with the best assay being a value of 2.8 g/t PGE, 0.34% Cu and 0.17% Ni over a 1.0 metre interval in hole WM01-08. Down-hole and surface Pulse EM surveys followed by further drilling are required to fully explore the main target area at the base of the Seagull Intrusion.

EWR and CGG have advised the Company that their cumulative expenditures on the Wolf Mountain project now exceed $1.0 million, allowing the two companies to vest a combined 60% interest in the joint venture, and leaving Avalon with a 40% working interest. At the present time, the joint venture contemplates a minimum $75,000 work program in 2002 to carry out additional geological and geophysical surveys on the Seagull property, in an effort to identify new targets outside of the area drilled in 2000 and 2001.

The **Black Bay** PGE-copper-nickel property, located 80 km northeast of Thunder Bay, was optioned from local prospectors in June, 2001 under terms giving the Company the right to earn a 100% interest by issuing 80,000 shares, making $153,000 in cash payments and spending $500,000 on exploration and development work on the property over four years. The vendors will retain a 2.5% NSR royalty interest of which 1.5% can be re-purchased for $1.5 million. A minimum $150,000 work program is planned for 2002 on the 16,160 acre property, which covers a large Proterozoic-aged mafic-ultramafic intrusion with potential for Noril'sk-type copper-nickel-PGE deposits, and reef-type platinum-palladium deposits.

Avalon Ventures Ltd. is a Canadian junior mineral exploration and development company. The Company operates exclusively in Canada with a focus on rare and precious metals with high-technology applications, such as tantalum, lithium, cesium, rubidium, platinum and palladium. The Company is in the process of exploring its 17 mineral resource properties, most of which are at an early stage where economically-recoverable ore reserves have not yet been defined. One property (Separation Rapids) is at a more advanced stage with a defined mineral reserve that an independent consultant has determined is economically viable based upon a pre-feasibility study analysis.

Resource property expenditures during the year ended August 31, 2001 totalled $2,867,920, of which $2,257,973 was recovered from joint venture partners and through government assistance programs. This represents a 75% increase over resource property expenditures of $1,637,323 during the previous fiscal year, reflecting the significant work programs carried out under the Tantalum Joint Venture and on the Legris Lake PGE project, with funding provided by joint venture partners Global Canada Company ("Global") and Placer Dome (CLA) Limited ("Placer"). Net current expenditures of $609,947 are similar to the previous year's total of $688,159, bringing the total resource property expenditures on the Balance Sheet to $5,011,400. The Company's investment to date in the Separation Rapids rare metals project of $3,540,850 represents approximately 70% of this total and is, by far, the Company's most important asset. Significant results of the resource property expenditures incurred in the year ended August 31, 2001 are discussed elsewhere in this report.

Administrative expenses for the year ended August 31, 2001 totalled $540,994, a 15% increase over the previous year's total of $469,989. Most of the increase is attributable to salary increases and higher professional fees for legal and accounting services, reflecting the increased level of business activity in the Company. Revenue increased by 150% over the previous year to $171,670 principally as a result of higher management fee revenue earned from the Global and Placer joint ventures, resulting in a net loss from operations of $369,324, a reduction of 8% over the previous year. Three inactive projects for which financing was unavailable were abandoned during the year ended August 31, 2001 and their costs were written off. In the case of the Ketchison Lake property, payments received from a former joint venture partner exceeded costs for this property resulting in a positive number on abandonment of $57,183, and reducing the costs written off of $72,288 for the other two abandoned properties (Eva Lake and Sandra Lake) to a net loss for abandoned resource properties of $15,105. This, combined with a writedown of the Company's investment in Pacific Sapphire Company Ltd. by $90,530, brought the loss for the year to $474,959 or $0.02 per share, compared to $1,294,791 or $0.06 per share in the previous fiscal year. The reduced loss over fiscal 2000 is primarily a result of the significant abandoned resource property costs written off in fiscal 2000 on the Dubenski and Percy Lake projects.

Two new mineral properties were acquired by the Company during the year ended August 31, 2001. One is a rare metal property called Strange Lake located in the Lac Brisson area of northern Quebec, consisting of 73 claims covering over 8,434 acres staked by the Company in April, 2001. A finder's fee totalling 100,000 shares and $10,000 cash was paid to a Quebec prospector in connection with this acquisition. The property covers portions of a peralkaline granite complex known to contain zones of enrichment in rare elements such as yttrium, zirconium, niobium, tantalum, beryllium and the rare earth elements. An initial evaluation of the property through a review of historical data revealed that these zones extend across the provincial boundary into an area of Labrador that is presently withdrawn from staking, due to native land claims issues. Initiation of a work program has been delayed pending resolution of this issue. The second property is a platinum-palladium prospect called Black Bay, located 80 km northeast of Thunder Bay on the north shore of Lake Superior, near Nipigon. It covers a Proterozoic-aged mafic-ultramafic intrusion similar to the Seagull intrusions on the Company's Wolf Mountain project located 70 km northwest of Black Bay, and is believed to be similarly favourable for giant Noril'sk type platinum-palladium-copper-nickel deposits. The Company has the right to earn a 100% interest in the property, which covers a total area of 16,160 acres, under terms disclosed in note 4(f) to these financial statements.

The Company's cash position as at August 31, 2001 is much improved over its cash position on the same date in 2000 with $753,773 in cash and cash equivalents in the treasury compared to just $251,488 at August 31, 2000. The increase in cash in 2001 is primarily attributable to a private placement subscription agreement entered into with Placer as part of the Strategic Alliance agreement signed on April 20, 2001. Under the subscription agreement, the Company issued 1,000,000 units to Placer at a price of $0.98 per unit (consisting of one share and one share-purchase warrant exerciseable at $0.98 until April 20, 2003), for total proceeds of $980,000. These funds are being utilized for a program of new project generation, budgeted at $250,000, and for ongoing administrative expenses. Management is of the opinion that these funds, plus management fee revenue and interest income will be sufficient to cover foreseeable administrative expenses for fiscal 2002.

Expenditures to related parties during the year ended August 31, 2001 totalled $263,994, of which $47,103 was paid to a law firm of which the Chairman is an associate and $207,091 was paid to two consulting companies controlled by the President and Vice-President, Exploration, respectively. The balance was paid to an accounting firm in which the Vice-President, Finance is a partner, as more fully disclosed in Note 8 to these audited financial statements.

Expenditures on public and investor relations activities during the year ended August 31, 2001 totalled $66,274, a comparable level to expenditures in the previous fiscal year, which totalled $62,189. During the year, investor relations duties were handled by management and by an Investor Relations Consultant under a one-year contract that began on June 1, 2000. This contract was not renewed on its expiry on June 1, 2001 and subsequently investor relations duties have been handled entirely by the President. A general lack of investor interest in junior resource companies since that time has resulted in reduced investor relations activities, which mainly consist of responding to routine inquiries from shareholders and informal presentations to stockbrokers and potential investors. During the year ended August 31, 2001, the Company participated in seven trade shows and investment conferences and management conducted six media interviews, which resulted in increased public exposure of the Company's business activities. A similar level of investor relations activity is anticipated for 2002. In addition, the Company intends to file for registration of its securities in the United States through submission of an SEC Form 20F, in order to attract more U.S. investors to the Company. The 20F registration allows U.S. stockbrokers to recommend the Company's shares to their clients, and is a necessary pre-requisite to listing the Company's shares on a U.S. stock exchange, should the Company ever decide to take this step. Legal work associated with the preparation of this filing was initiated in the year ended August 31, 2001 and is expected to be completed in 2002 at an estimated cost of $40,000.

Resource property expenditures in the year ended August 31, 2001 on the Company's only advanced project, the Separation Rapids rare metals property, totalled $310,282, of which $250,000 was funded with the proceeds of a private placement of flow-through units completed on February 28, 2001. The total included $3,405 in acquisition costs related to the staking of five claims totalling 2,400 acres contiguous with the south boundary of the property, bringing the total land position for the property to 4,480 acres. Most of the expenditures in 2001 were related to a diamond drilling program consisting of 1,401 metres in 12 holes to test tantalum targets proximal to the Big Whopper deposit at a cost of $218,467. This work program also involved collection of geotechnical data for rock mechanics studies, mineralogical studies, and check assays to reevaluate tantalum grades and distribution within the Big Whopper itself, at an aggregate additional cost of approximately $25,000. Results of this work are discussed elsewhere in this report. The balance of the expenditures for marketing/metallurgical work and engineering studies, totalling approximately $64,000, were mainly related to a plant design study by SMB Consulting to establish detailed capital and operating costs estimates for both the full-scale and pilot-scale process plant facilities.

Mr. R.J. (Jim) Andersen, B.Comm., CA, CPA (Illinois), a partner of Forbes Andersen & Co., was appointed to the position of Vice-President, Finance and Chief Financial Officer, effective June 11, 2001. Mr. Andersen was subsequently granted an incentive stock option to purchase up to 150,000 shares of the Company for five years at a price of $0.58/share and will be further compensated on the basis of a minimum retainer of $2,000 per month.

Subsequent to the year ended August 31, 2001, the Company abandoned the Coldwell rare metals property, and wrote off deferred costs of $42,247. The Company was unable to attract project financing for this property from either of its strategic partners and wished to avoid incurring additional acquisition and holding costs. The initial payment of 40,000 shares to vendors of the Black Bay property was also made subsequent to year-end, along with three new employee incentive stock option grants as more fully disclosed in Note 11 to these financial statements.

PRICEWATERHOUSECOOPERS

TO THE SHAREHOLDERS OF AVALON VENTURES LTD.

WE HAVE AUDITED THE CONSOLIDATED BALANCE SHEETS OF AVALON VENTURES LTD. AS AT AUGUST 31, 2001 AND 2000, AND THE CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT AND CONSOLIDATED CASH FLOW STATEMENTS FOR THE YEARS THEN ENDED. THESE CONSOLIDATED FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON OUR AUDITS.

WE CONDUCTED OUR AUDITS IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED AUDITING STANDARDS. THOSE STANDARDS REQUIRE THAT WE PLAN AND PERFORM AN AUDIT TO OBTAIN REASONABLE ASSURANCE WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS. AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION.

IN OUR OPINION, THESE CONSOLIDATED FINANCIAL STATEMENTS PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF THE COMPANY AS AT AUGUST 31, 2001 AND 2000, AND THE RESULTS OF ITS OPERATIONS AND CASH FLOWS FOR THE YEARS THEN ENDED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

THE CONSOLIDATED FINANCIAL STATEMENTS AS AT AUGUST 31, 2000 AND FOR THE YEAR THEN ENDED WERE AUDITED BY OTHER AUDITORS WHO EXPRESSED AN OPINION WITHOUT RESERVATION ON THESE FINANCIAL STATEMENTS IN THEIR REPORT DATED NOVEMBER 30, 2000.

PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS
TORONTO, ONTARIO
NOVEMBER 9, 2001

As at August 31	2001	2000
Assets		
Current Assets		
Cash and cash equivalents	$ 753,773	$ 251,488
Joint venture receivables	55,815	117,108
Other receivables	147,195	35,828
	956,783	404,424
Investments (note 3)	187,125	156,155
Resource Properties (note 4)	5,011,400	4,416,558
Capital Assets (note 5)	7,654	6,756
Patents - Process Technology (note 6)	21,596	21,178
	$ 6,184,558	$ 5,005,071
Liabilities		
Current Liabilities		
Accounts payable (note 8)	$ 231,417	$ 321,294
Joint venture advances	283,039	29,641
	514,456	350,935
Shareholders' Equity		
Share Capital (note 7)	17,823,578	16,332,653
Deficit	(12,153,476)	(11,678,517)
	5,670,102	4,654,136
	$ 6,184,558	$ 5,005,071

THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

APPROVED ON BEHALF OF THE BOARD

_______________, DIRECTOR   _______________, DIRECTOR

For the years ended August 31	2001	2000
Revenue		
Interest income	$ 11,825	$ 8,374
Management fees	159,845	60,307
	171,670	68,681
Expenses		
Amortization	3,893	2,896
Consulting fees (note 8)	107,389	112,900
Directors' fees and expenses	12,000	12,000
Insurance	7,322	5,960
Interest and bank charges (note 7e)	6,394	4,123
Office and general	21,511	15,696
Professional fees (note 8)	110,709	79,038
Public and investor relations	66,274	62,189
Rent and utilities	19,849	17,313
Salaries and benefits	94,205	70,533
Shareholders' information	41,705	41,525
Transfer and filing fees	22,572	20,236
Travel	27,171	25,580
	540,994	469,989
Loss Before the Undernoted Items	(369,324)	(401,308)
Abandoned Resource Properties (note 4g)	(15,105)	(890,773)
Write-down of Investments	(90,530)	-
Loss on Sale of Investments	-	(2,710)
Loss for the Year	(474,959)	(1,294,791)
Deficit - Beginning of Year	(11,678,517)	(10,383,726)
Deficit - End of Year	$(12,153,476)	$(11,678,517)
Loss per Share	$ (0.02)	$ (0.06)

THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

For the years ended August 31	2001	2000
Cash Flows from Operating Activities		
Cash received from joint venture partners	$ 159,845	$ 60,307
Cash paid to suppliers and employees	(633,438)	(395,004)
Interest received	7,258	8,374
	(466,335)	(326,323)
Cash Flows from Financing Activities		
Share capital (note 7)	1,349,925	725,000
Cash Flows from Investing Activities		
Resource properties (note 4)	(2,825,087)	(1,561,461)
Reimbursement of joint venture costs (note 4)	2,496,188	869,695
Government assistance received (note 4)	52,803	-
Investments	(100,000)	73,898
Capital Assets	(3,441)	-
Patents - process technology (note 6)	(1,768)	(21,178)
	(381,305)	(639,046)
Change in Cash and Cash Equivalents	502,285	(240,369)
Cash and Cash Equivalents - Beginning of Year	251,488	491,857
Cash and Cash Equivalents - End of Year	$ 753,773	$ 251,488

Non-cash Financing and Investing Activities		
Common shares issued to acquire resource properties (note 7)	$ 141,000	$ 127,325
Investments received for settlement of joint venture receivables	-	106,563
Investments received for resource property interests	21,500	48,500

THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

1. Nature of Operations

The Company is in the process of exploring its mineral resource properties. Most of these properties are at an early stage and economically recoverable ore reserves have not yet been defined. The Separation Rapids Rare Metals Project is at a more advanced stage with a defined mineral reserve that an independent consultant has determined is economically viable based upon a pre-feasibility study analysis.

The realization of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to develop these properties and future profitable production or proceeds of disposition from these properties.

The Company operates in one geographic area, Canada, and in one industry segment, mining.

2. Summary of Significant Accounting Policies

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada, and reflect the following significant accounting policies:

a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, 448270 B.C. Ltd.. All inter-company transactions and balances have been eliminated.

b) Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of earnings during the reporting period. Significant estimates and assumptions include those related to the recoverability of resource properties. While management believes that these estimates and assumptions are reasonable, actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include bank deposits and short-term money market investments which on acquisition have a term to maturity of three months or less.

d) Resource Properties

Acquisition costs of resource properties together with direct exploration and development expenditures thereon are deferred in the accounts. When production is attained, these costs will be amortized on a units-of-production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time the costs of the properties and related deferred expenses will be written down. When deferred expenditures on individual producing properties exceed the estimated net realizable value of undiscounted proven reserves, the properties are written down to the estimated value. Costs relating to abandoned properties are written-off when the decision to abandon is made.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Senior management regularly reviews the carrying amount of mineral properties and deferred exploration and development costs to assess whether there has been any impairment in value.

e) Investments

Investments are carried at cost except where, in the opinion of management, there has been a loss in value that is other than a temporary decline, in which case the carrying value is reduced to its estimated fair value.

f) Capital Assets

Capital assets are carried at cost less accumulated amortization. Amortization is calculated using the declining-balance method at 30% per annum. Additions during the year are amortized using the half-year rule.

g) Research and Development

Research and development costs related to a specific property are deferred as part of the costs of that property in accordance with the Company's policy on exploration and development expenditures. General research and development costs are expensed as incurred.

h) Income Taxes

Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

i) Stock Options

The Company has one stock option plan that is described in note 7. No compensation expense is recognized when stock options are granted to or exercised by directors, officers and employees. Any consideration paid by directors, officers and employees on exercise of stock options is credited to capital.

j) Related Party Transactions

All transactions with related parties are in the normal course of business and are measured at the exchange amount.

k) Loss Per Share

Loss per share is computed based on the weighted average number of common shares outstanding during the year. Fully diluted loss per share has not been disclosed since the exercise of options and warrants would be anti-dilutive.

l) Comparative Figures

Certain comparative figures have been reclassified to conform to the curent year's presentation.

3. Investments

Investments consist of shares and warrants purchased from a joint venture part ner and shares received as consideration for resource property option agreements from six joint venture partners. All investments are in publicly traded companies. Two of these companies, Dotcom 2000 Inc. and Pacific Sapphire Company Ltd. (Canada), are related by directors in common.

	2001		
	Number	Book Value	Market Value
Alto Minerals Inc.	100,000	$ 9,000	$ 4,000
Dotcom 2000 Inc.	5,000	9,375	450
Consolidated Westview Resources	75,000	9,750	4,500
East West Resource Corporation	100,000	21,500	10,000
Canadian Golden Dragon Resources	75,000	27,500	12,750
Pacific Sapphire Company Ltd. (Canada)	200,000	10,000	10,000
Starcore Resources Ltd. (1)	400,000	100,000	56,000
		$ 187,125	$ 97,700

	2000		
	Number	Book Value	Market Value
Alto Minerals Inc.	100,000	$ 9,000	$ 5,000
Dotcom 2000 Inc.	5,000	9,375	2,500
Consolidated Westview Resources	75,000	9,750	7,500
East West Resource Corporation	50,000	12,000	10,000
Canadian Golden Dragon Resources	25,000	15,500	6,250
Pacific Sapphire Company Ltd. (Canada)	200,000	100,530	70,000
Starcore Resources Ltd.	-	-	-
		$ 156,155	$ 101,250

(1) Each unit consists of one common share and one warrant to purchase one common share at $0.25 per share until May 31, 2003.

The Company's management believes that the current decline in market value is temporary and does not reflect the entities' long term value.

4. **Resource Properties**

2001

August 31, 2001

	Separation Rapids Rare Metals	Wolf Mountain PGE	Legris Lake PGE	Tantalum Joint Venture Raleigh Lake	East Braintree	Lilypad Lakes	Other	Total
note	(4a)	(4b)	(4c)	(4d(i))	(4d(ii))	(4d(iii))	(4e-g)	
Acquisition costs	$ 3,405	$ -	$ 25,000	$ 30,000	$ 5,000	$ -	$ 200,955	$ 264,360
Diamond drilling	218,467	8,008	101,059	26,426	194,768	780,174	-	1,328,902
Environmental studies/permitting	4,392	-	-	-	-	-	-	4,392
Feasibility/engineering studies	23,641	-	-	-	-	-	-	23,641
Geochemical	2,100	-	-	28,205	9,999	28,416	-	68,720
Geology	10,237	130	249,942	189,683	48,424	298,504	24,151	821,071
Geophysical	-	-	132,986	-	-	102,202	-	235,188
Linecutting	-	-	40,813	27,620	-	-	-	68,433
Metallurgical/market studies	47,740	-	-	-	-	-	2,200	49,940
Other	300	-	-	-	400	-	2,573	3,273
Current expenditures	310,282	8,138	549,800	301,934	258,591	1,209,296	229,879	2,867,920
Less amounts recovered from:								
Government assistance	-	-	-	-	(52,803)	-	-	(52,803)
Joint venture partners	-	(29,573)	(440,776)	(271,934)	(253,591)	(1,209,296)	-	(2,205,170)
	-	(29,573)	(440,776)	(271,934)	(306,394)	(1,209,296)	-	(2,257,973)
Net current expenditures	310,282	(21,435)	109,024	30,000	(47,803)	-	229,879	609,947
Balance - beginning of year	3,230,568	315,363	41,554	99,472	(80,057)	348,286	461,372	4,416,558
Abandoned resource properties (note 4g)	-	-	-	-	-	-	(15,105)	(15,105)
Balance - end of year	$ 3,540,850	$ 293,928	$ 150,578	$ 129,472	$ (127,860)	$ 348,286	$ 676,146	$ 5,011,400

2000

August 31, 2000

	Separation Rapids Rare Metals	Wolf Mountain PGE	Legris Lake PGE	Tantalum Joint Venture Raleigh Lake	East Braintree	Lilypad Lakes	Other	Total
note	(4a)	(4b)	(4c)	(4d(i))	(4d(ii))	(4d(iii))	(4e-g)	
Acquisition costs	$ 89,500	$ 62,210	$ 49,108	$ 20,800	$ 20,400	$ -	$ 30,381	$ 272,399
Diamond drilling	-	263,852	58,442	72,408	-	291,312	-	686,014
Environmental studies/permitting	24,747	-	-	-	-	-	-	24,747
Feasibility/engineering studies	57,413	-	-	-	-	-	-	57,413
Geochemical	33,623	-	-	95	-	-	1,519	35,237
Geology	66,326	4,500	99,967	17,885	15,259	103,684	2,828	310,449
Geophysical	-	4,784	33,225	-	3,243	-	-	41,252
Linecutting	-	-	12,144	2,546	13,634	50,603	-	78,927
Metallurgical/market studies	117,883	-	-	-	-	-	-	117,883
Other	2,493	-	5,047	-	390	-	5,072	13,002
Current expenditures	391,985	335,346	257,933	113,734	52,926	445,599	39,800	1,637,323
Less: Recovered from joint venture partners	-	(372,296)	(216,379)	(115,193)	(132,983)	(108,313)	(4,000)	(949,164)
Net current expenditures	391,985	(36,950)	41,554	(1,459)	(80,057)	337,286	35,800	688,159
Balance - beginning of year	2,838,583	352,313	-	100,931	-	11,000	1,316,345	4,619,172
Abandoned resource properties (note 4g)	-	-	-	-	-	-	(890,773)	(890,773)
Balance - end of year	$ 3,230,568	$ 315,363	$ 41,554	$ 99,472	$ (80,057)	$ 348,286	$ 461,372	$ 4,416,558

a) **Separation Rapids Rare Metals Project, Ontario**

During the year ended August 31, 1997 the Company entered into an option agreement to acquire a 100% interest (subject to a 2.0% net smelter returns royalty, of which 1.0% can be bought back for $1.0 million) in certain claims in the Paterson Lake area, Ontario.

During the year ended August 31, 2000 the Company completed all its obligations under the option agreement and vested its 100% interest in these claims.

b) **Wolf Mountain Platinum-Palladium ("PGE") Project, Ontario**

The Wolf Mountain Platinum-Palladium Project comprises the Wolf Mountain and Disraeli Lake properties.

The Wolf Mountain property has been optioned to the Company. During the year ended August 31, 2000 the Company completed all its obligations under the option agreement and the Company vested its 100% interest in the property (subject to a 2.0% net smelter returns royalty; half of which can be bought back for $1.0 million). The Disraeli Lake property was staked by the Company during the year ended August 31, 2000.

During the year ended August 31, 1999 the Company granted an option to two companies (East West Resource Corporation and Canadian Golden Dragon Resources Ltd.) to acquire a combined 50% interest in this project. During the year ended August 31, 2000 the optionees met their obligations to vest their combined 50% interest in the project. During the year ended August 31, 2001, the optionees became the operator of the project by exercising their option to increase their combined interest to 60% by spending a further $700,000 on exploration by 2005 and each issuing a further 50,000 shares to the Company.

c) **Legris Lake Platinum-Palladium ("PGE") Project**

During the year ended August 31, 2000 the Company entered into a 50/50 joint venture to acquire a 100% interest (subject to a 3.0% net smelter returns royalty; half of which can be bought back for $1.5 million) in the Legris Lake property in Ontario. To vest its 100% interest in the claims, the Company and its joint venture partner must make further cash payments aggregating $125,000 by November 13, 2004 of which $40,000 in cash payments are the responsibility of the Company.

During the year ended August 31, 2001, the Company and its joint venture partner granted an option to a third party to acquire a 50% interest in this project. To vest its 50% interest in this project, the optionee must incur $4,000,000 in exploration expenditures on or before April 20, 2005 (of which $1,000,000 is a firm commitment to be made by April 20, 2002), reimburse the Company's joint venture partner for cash payments made totalling $30,000, and fund all future cash payment obligations due under the underlying option agreement as described above. The optionee has the right to increase its interest to 60% by delivering a bankable feasibility study.

d) **Tantalum Joint Venture**

The Tantalum Joint Venture comprises the Raleigh Lake, East Braintree and Lilypad Lakes properties.

i) Raleigh Lake Property, Ontario

During the year ended August 31, 1998 the Company entered into an option agreement to acquire a 100% interest (subject to a 3.0% net smelter returns royalty; half of which can be bought back for $1.0 million) in certain claims in the Raleigh Lake area, Ontario. To vest its 100% interest in the claims, the Company must make a further cash payment of $25,000 by January 31, 2002.

ii) East Braintree Property, Manitoba

During the year ended August 31, 2000 the Company entered into an option agreement to acquire a 100% interest (subject to a 2.0% net smelter returns royalty; half of which can be bought back for $1.0 million) in the East Braintree property in the Falcon Lake area, Manitoba. To vest its 100% interest in the claims, the Company must issue 30,000 shares, make further cash payments aggregating $55,000 and incur $300,000 in exploration expenditures by October 20, 2003 (of which $286,117 has been incurred by August 31, 2001).

iii) Lilypad Lakes Property, Ontario

The Lilypad Lakes Property was staked by the Company during the year ended August 31, 1999.

During the year ended August 31, 2000 the Company granted an option to a third party to acquire a 50% interest in each of the Company's tantalum projects (Raleigh Lake, East Braintree, Lilypad Lakes). The optionee paid an aggregate of $250,000 to the Company for this option. To vest its interest in any property, the optionee must incur $5,000,000 of exploration expenditures on that property on or before December 31, 2002, or it will vest its option upon delivery of a feasibility study before that date.

The optionee has the right to increase its interest to 75% by funding 100% of the pre-production capital expenditures required to achieve commercial operations in a project area.

e) **Shatford Lake Tantalum Property, Manitoba**

During the year ended August 31, 2001, the Company entered into an option agreement to acquire a 100% interest (subject to a 2.0% net smelter returns royalty; half of which can be bought back for $1.0 million or in increments of $500,000 per 0.5%) in certain claims in the Bird River area, Manitoba. To vest its 100% interest in these claims, the Company must issue 30,000 shares on or before November 20, 2001.

f) **Black Bay Platinum-Palladium ("PGE") Project, Ontario**

During ~~the year~~ ended August 31, 2001, the Company entered into an option agreement to acquire a 100% interest (subject to a 2.5% net smelter returns royalty, of which 1.5% can be bought back for $1.5 million or in increments of $500,000 per 0.5%) in certain claims in the Fluor Island and Laurie Lake area, Ontario. To vest its 100% interest in these claims, the Company must issue 80,000 common shares, make further cash payments aggregating $140,000 and must incur $500,000 in exploration expenditures by June 1, 2005 (of which $1,076 has been incurred by August 31, 2001).

g) **Resource properties abandoned during the years ended August 31, 2001 and 2000 consist of the following:**

	2001	2000
Write-off of resource property costs:		
Sandra Township Gold Project	$ 6,324	$ -
Eva Lake Property	65,964	-
Flint Lake Property	-	61,653
Dubenski Property	-	701,754
Percy Lake VMS Project	-	115,826
Devon Township Property	-	11,540
	72,288	890,773
Less: Payments received in excess of net resource property costs: Ketchison Lake Property	(57,183)	-
	$ 15,105	$ 890,773

5. **Capital Assets**

	2001 Cost	2001 Accumulated Amortization	2001 Net	2000 Cost	2000 Accumulated Amortization	2000 Net
Computers	$ 15,581	$ 10,784	$ 4,797	$ 12,141	$ 9,466	$ 2,675
Equipment	14,000	11,143	2,857	14,000	9,919	4,081
	$ 29,581	$ 21,927	$ 7,654	$ 26,141	$19,385	$ 6,756

6. **Patents - Process Technology**

During the year ended August 31, 2001 the Company incurred legal fees of $1,768 (2000 - $21,178) to patent the new process technology developed by the Company to beneficiate petalite from the Big Whopper petalite deposit on the Company's Separation Rapids property. During the year ended August 31, 2001 the Company incurred research and development expenditures of $Nil (2000 - $104,923) on this project.

The patents are being amortized on a straight line basis over a period of 17 years.

	2001 Cost	2001 Accumulated Amortization	2001 Net	2000 Cost	2000 Accumulated Amortization	2000 Net
Patents	$ 22,946	$ 1,350	$ 21,596	$ 21,178	$ -	$ 21,178

7. **Share Capital**

Authorized:

100,000,000 common shares without par value
25,000,000 preferred shares without par value

Common Shares Issued and outstanding:

	2001 Number of Shares	2001 Amount	2000 Number of Shares	2000 Amount
Balance - beginning of year	21,430,231	$16,332,653	20,156,731	$15,480,328
Warrants issued (note 4d & 7b):	-	-	-	100
Shares issued:				
for cash (note 7a)	1,431,035	1,210,000	831,000	510,900
on exercise of options (note 7c)	-	-	130,000	88,000
on exercise of warrants	184,500	119,925	107,500	96,750
for commissions (note 7a)	34,482	20,000	45,000	29,250
for resource properties	235,000	141,000	160,000	127,325
Balance - end of year	23,315,248	$17,823,578	21,430,231	$16,332,653

a) During the year ended August 31, 2001, the Company:

i) issued 431,035 flow-through units for proceeds of $250,000. In connection with this private placement, the Company paid to the agent a finder's fee equal to 8% of the gross proceeds of the private placement by issuing 34,482 flow-through units at $0.58 per unit.

Each flow-through unit consists of one flow-through common share and one half of one flow-through share purchase warrant, such that one whole warrant will entitle the holder to purchase one additional flow-through common share at a price of $0.58 until December 29, 2001; and

Corporate Information

HEAD OFFICE
111 Richmond Street West
Suite 1116
Toronto, ON. M5H 2G4
Tel: (416) 364-4938
Fax: (416) 364-5162
email: info@avalonventures.com

FIELD OFFICE
851 Field Street
Thunder Bay, ON. P7B 6B6
Tel: (807) 346-0404
Fax: (807) 346-4233
email: avalon@microage-tb.com

DIRECTORS
Donald Bubar
F. Dale Corman
Alan Ferry
Brian D. MacEachen
Joseph G. Monteith
Lawrence Page

OFFICERS
Donald Bubar, President & CEO
R.J. (Jim) Andersen, CFO &
Vice President, Finance
Lawrence Page, Chairman
Anne Jamieson, Secretary

STAFF
Karen Rees, General Manager
Neil Pettigrew, Project Geologist
Paul Nielsen, CAD Geologist
Richard Brett, Senior Technician

REGISTRAR AND TRANSFER AGENT
Computershare Trust
Company of Canada
510 Burrard Street
Vancouver, B.C. V6C 3B9

SOLICITORS
Page Fraser and Associates
1700 - 1185 West Georgia Street
Vancouver, B.C. V6E 4E6

AUDITORS
PricewaterhouseCoopers LLP
Suite 3000, Royal Trust Tower
Toronto-Dominion Centre
Toronto, Ontario M5K 1G8

ANNUAL GENERAL MEETING
Toronto Board of Trade
Downtown Centre
1 First Canadian Place
3rd Floor Toronto, Ontario
February 21, 2002 - 4:30 p.m.











www.avalonventures.com

FOCUSSED ON "THE METALS OF THE FUTURE"

FILE No. 82-4427

02 MAR 13 AM 8:47

AVALON VENTURES LTD.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED
AUGUST 31, 2001

January 31, 2002

TABLE OF CONTENTS

ITEM 1. INCORPORATION

Avalon Ventures Ltd. (the "Issuer") was amalgamated on July 24, 1991 under the laws of British Columbia under the name Keith Resources Ltd. pursuant to the amalgamation of Rockridge Mining Corporation and Meadfield Mining Corp. On September 29, 1994, the Issuer consolidated its authorized and issued share capital on the basis of five pre-consolidation shares for one post-consolidation share, increased its authorized capital to 100,000,000 common shares without par value, and changed its name to Avalon Ventures Ltd.

The Issuer's head office is located at Suite 1116, 111 Richmond Street West, Toronto, Ontario, M5H 2G4, and its registered and records office is located at Suite 1700, 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6. The Issuer also maintains an exploration office at 851 Field Street, Thunder Bay, Ontario, P7B 6B6. The Issuer is a reporting issuer in British Columbia, Alberta and Ontario and its shares are listed and posted for trading on the Canadian Venture Exchange (the "Exchange") under the symbol "AVL". The Issuer is classified as a Tier 1 company under the policies of the Exchange.

The Issuer became extra-provincially registered to carry on business in Ontario on May 12, 1995, in Newfoundland on December 6, 1995, in the Northwest Territories on August 8, 1996, and in Manitoba on January 17, 2000.

The Issuer has one subsidiary, 448270 B.C. Ltd., incorporated under the laws of British Columbia on June 3, 1993. This subsidiary is inactive.

ITEM 2. GENERAL DEVELOPMENT OF THE BUSINESS

The Issuer is in the business of the acquisition, exploration, and development of mineral resource properties in Canada.

Following consolidation of its share capital in 1994 and a change in management, the Issuer began acquiring early-stage mineral properties across North America with a focus on gold and base metals. In 1996, following a public offering of 1,500,000 units at a price of $1.52 per unit, which yielded net proceeds of $2,100,000, the Issuer established an exploration office in Thunder Bay, Ontario with a view toward developing a geographic focus in northwestern Ontario. The Issuer subsequently acquired 12 gold and base metal properties in this region and began an aggressive exploration program managed by personnel of the Issuer. In late 1996, management decided to diversify its target commodities to include platinum, palladium, industrial minerals, and rare metals, by first acquiring the Separation Rapids rare metals pegmatite property and later the Wolf Mountain platinum-palladium property. The Issuer has now abandoned most of its gold and base metal properties in order to focus on rare metals and platinum-palladium, and has advanced the Separation Rapids project to the feasibility study stage.

ITEM 3. DESCRIPTION OF THE BUSINESS

UNLESS OTHERWISE INDICATED, ALL DOLLAR AMOUNTS ARE STATED IN CANADIAN FUNDS.

The Issuer is a mineral exploration and development company that is actively exploring for economic deposits of precious metals, rare metals, and industrial minerals primarily in northwestern Ontario and southeastern Manitoba. The Issuer's strategy for growth is to identify and acquire high-quality mineral properties at an early stage and enhance their value through discovery of new economic mineral reserves.

The Issuer is presently focussing its efforts in one segment of the mineral industry: "The Metals of the Future", which are those mineral commodities utilized in high-technology industries such as electronics and aerospace. These include the rare metals lithium, tantalum, cesium, and rubidium, as well as the precious metals platinum and palladium, and certain high-technology industrial minerals such as petalite, rubidium feldspar, and lepidolite. The Issuer's mission is to become a major profitable producer and major supplier of the strategic raw materials for the high-tech industries of the new millennium.

The Issuer maintains its own exploration staff, based out of a regional exploration office in Thunder Bay, Ontario, and endeavours to be the operator of all its exploration projects. At December 28, 2001, the Issuer held interests in 17 mineral properties in 13 project areas, covering 113,755 acres in aggregate. All of the project areas are situated in the Canadian Shield, with seven located in northwestern Ontario, three in Quebec, two in Manitoba and one in the Northwest Territories.

The Issuer's most advanced project and only material property is the Separation Rapids rare metals project, where the Issuer completed a pre-feasibility study in 1999 which was prepared by independent consulting engineers, Micon International Limited, Toronto, Ontario. This study concluded that the Big Whopper petalite deposit, situated on the eastern part of the Separation Rapids property, is economically viable and recommended that the Issuer proceed with a bulk sampling program and full feasibility study, at an estimated cost of $5.0 million. The Issuer is presently pursuing sources of capital to finance this work. In the meantime, the Issuer continues to carry out additional marketing, metallurgical and geotechnical work that will be required for the development of the Big Whopper petalite deposit, and additional exploration work to identify other zones of tantalum mineralization elsewhere on the property.

The Issuer's other priority rare metals projects are the Raleigh Lake, Lilypad Lakes, and East Braintree tantalum properties, which are now subject to a joint venture with Global Canada Company, as detailed below. The Issuer has made tantalum its top priority target commodity due to the strong current demand for this metal in the electronics industry, strengthening prices, and limited sources of supply. Also, the geology of northwestern Ontario is highly prospective for rare metals deposits enriched in tantalum and the Issuer has developed considerable expertise in this class of deposit through its experience in the exploration and development of the Big Whopper petalite deposit. The Issuer also controls two other rare metals properties called Shatford Lake and Strange Lake that were inactive in 2001.

The Issuer now has interests in three platinum-palladium projects called Legris Lake, Wolf Mountain and Black Bay, all located in the Thunder Bay area. Like tantalum, demand for palladium is growing rapidly due to its critical importance in the manufacture of catalytic converter pollution control devices for the automotive industry. A worldwide shortage of palladium in 2000-2001 caused its price to soar to over US $1000/oz in January-February, 2001, but by December, 2001 the price had dropped back to the US $400/oz level. The Issuer's projects as at December 31, 2001 are described as follows:

3.1 The Separation Rapids Project

3.1.1 Description of the Separation Rapids Rare Metals Project

The Separation Rapids Project is host to one of the largest rare metal pegmatite deposits in the world. This pegmatite was named the Big Whopper by its discoverer, Dr. Fred Breaks of the Ontario Geological Survey, because of the exceptional length and width of the surface exposure. Following public disclosure of the discovery in July 1996, the Separation Rapids property was staked by Kenora prospectors Robert Fairservice and James Willis, and later optioned by the Issuer.

The Big Whopper is one of the complex-type (petalite sub-type) classes of rare metal pegmatites that are geochemically the most highly evolved in the spectrum of granitic pegmatites. Such deposits are economically important as resources for the rare metals lithium, tantalum, cesium, and rubidium. While complex-type pegmatites are found in many areas of the world, most are too small to be profitably mined, but with a total resource of 13.8 million tonnes (open), the Big Whopper is only the fourth example in the world with the size required to be of major economic importance and only the second to be enriched in the rare and valuable lithium mineral called petalite. The other three examples, which are currently in production, are the Tanco mine in Manitoba, the Bikita mine in Zimbabwe, and the Greenbushes mine in Western Australia.

3.1.2 Separation Rapids Property – Terms of Acquisition

Under an option agreement dated October 18, 1996, Robert Fairservice and James Willis granted to the Issuer an option to acquire an undivided 100% interest in the Separation Rapids property, consisting of seven mineral claims totalling 52 claim units and measuring 2,080 acres located in the Paterson Lake Area, Kenora Mining Division, Ontario. The Issuer exercised the option by:

a) paying to the Optionors a total of $100,000 in cash;
b) issuing to the Optionors four blocks of 50,000 common shares for a total of 200,000 common shares; and
c) incurring a total of $600,000 in exploration expenditures.

On exercise of the option in October 1999, the Issuer earned a 100% interest in the Separation Rapids property. The Issuer has since recorded full title to the property with the Ontario Mining Recorder, and in 2001 staked 5 new claims contiguous with the south boundary of the property, increasing the total land position in the area to 4,480 acres.

The Optionors retained a 2.0% net smelter return ("NSR") royalty on the property. The Issuer has the right to buy back a 1.0% NSR royalty from the Optionors at any time for $1,000,000 payable in cash (at once or in increments of $500,000 per 0.5% NSR royalty).

3.1.3 Location and Access

The Separation Rapids property is located approximately 60 kilom ("km") north of Kenora, Ontario and is readily accessible from a main all-weather road via a network of secondary logging roads. The main line of the Canadian National Railway passes through the village of Redditt, just 40 km south of the Separation Rapids property.

3.1.4 Work Completed by The Issuer

After optioning the Separation Rapids property in October 1996, the Issuer carried out a $1.5 million exploration program from May 1997 to August 1998, consisting of grid construction, ground magnetometer surveys, overburden stripping, detailed geological mapping, trenching, mineralogical studies, and two phases of diamond drilling totalling 8,751 metres ("m") in 57 holes. This program was accompanied by scoping level metallurgical and market studies to develop a flowsheet for processing the ore and to identify the size and value of the markets for the principal mineral commodities present in the deposit. This work led to the initiation of a prefeasibility study that was completed in June 1999 and subsequently updated in October 1999. Since 1999, the Issuer has completed some additional exploration work, metallurgical testwork for tantalum, follow-up market studies and a plant design study to provide more detailed capital and operating cost estimates for both the pilot scale and full scale ore processing facilities. Expenditures to August 31, 2001 on the project total $3,540,850 including acquisition costs of $266,853.

3.1.5 Rare Metals Industrial Applications and Markets

The rare metals are regarded as "metals of the future" because of their numerous high-technology applications in the aerospace, electronic, computer, chemical, and ceramics industries, and demand continues to grow as new applications are developed. For example, tantalum is used to produce the small-size electronic capacitors required for laptop computers, cellular-phones, and a host of other electronic products, and no other metal can match its performance in this application. Soaring demand for these electronic products has created strong demand for tantalum capacitors which resulted in a shortage of the metal in 2000. This shortage caused the spot price of tantalum mineral concentrates to increase seven-fold during the year 2000 from US $40-50/lb Ta_2O_5 to over US $300/lb as at December, 2000. Prices have since retreated to the US $40-80/lb level due to the slowdown in the global economy in 2001, particularly in the high-technology sector. Cesium has an important new application in the form of cesium formate, a specialty drilling fluid developed by U.S. multinational Cabot Corporation (owner of the Tanco mine) for use in very deep, high-pressure, high-temperature oil wells.

The principal commodities identified in the portions of the Big Whopper pegmatite explored to date are petalite ($LiAlSi_4O_{10}$) and rubidium-rich K-feldspar. These are industrial minerals with important applications in the glass and ceramics industries. Petalite is a very rare lithium mineral mainly used to make thermal shock-resistant glass-ceramic products, such as Corning's famous Corningware® cookware. Demand for lithium minerals in glass applications is increasing because of their recent introduction into the manufacture of container glass and fibreglass where they provide significant technical and economic benefits. Petalite is also used in certain ceramics applications, such as glazes and clay bodies. In Asia, it is now commonly being used to produce thermal shock-resistant earthenware pottery dinnerware.

The current world market for lithium minerals sold to glass and ceramic manufacturers totals approximately 150,000 tonnes, of which approximately 35,000 tonnes is petalite produced only by Bikita Minerals in Zimbabwe. The balance is mainly low-iron spodumene produced in Australia and Manitoba. Some glass and ceramics manufacturers also use a chemical form of lithium (lithium carbonate); however, lithium minerals are generally preferred in this market due to the additional alumina and silica credits contained in the mineral product, all in a pre-mixed, iron-free form. Petalite is particularly desirable because of its very low levels of contained iron (a colourant in glass applications), compared with spodumene. Petalite also has a technical advantage in its ceramics applications over spodumene, which has the undesirable property of expanding 30% in volume on firing. The use of lithium in glass and ceramics applications is continuing to expand throughout the world because of the increased durability (particularly thermal shock resistance) it imparts to the glass or ceramic product.

The availability of a large, new, low-cost source of supply in North America is expected to result in market growth for petalite as North American manufacturers are introduced to this valuable but little-known lithium mineral, which was previously only available in quantity from central Africa. Market studies show that the deposit is well located with respect to transportation infrastructure to access major markets in the glass and ceramics industries, both in the northeastern U.S. and in Europe. Furthermore, the deposit has the advantage of being located in a politically and economically stable jurisdiction that offers greater security of long-term supply than can presently be assured from central Africa.

Rubidium K-feldspar is also a premiere quality product for many ceramics and glass applications, including electrical porcelain for large electrical insulators, where the rubidium greatly increases the insulating capacity. Demand for potash feldspar in the United States in 1997 totalled approximately 58,000 tonnes, where, along with its use as a flux in ceramics manufacture, it also finds application in certain specialty glasses where it inhibits warping of the product. Like petalite, rubidium-rich potash feldspar is not currently available in North America, so its ultimate potential market size is unknown. However, indications from earlier market research are that the contained rubidium will augment the effectiveness of the K-feldspar in all of its current ceramic and glass applications.

The Big Whopper also contains significant quantities of tantalum and lepidolite, a lithium, rubidium-mica that is the principal ore mineral for rubidium metal. The average tantalum content of the Big Whopper petalite deposit is estimated to be in the range of 0.007-0.009% Ta_2O_5 or 0.15-0.20 lb/tonne, which adds significant value to the ore. Cesium occurs in anomalous levels with the petalite mineralization, and the possibility of finding zones of enrichment in this rare alkali metal elsewhere in the deposit is excellent, as such enriched zones are typical of pegmatites as highly evolved as the Big Whopper. Other potential mineral by-products include mica, sodium feldspar, garnet, tin, and quartz. Furthermore, some varieties of the pegmatite have very attractive colouration and this factor, combined with the virtual absence of fracturing, indicates that some parts of the deposit may also have potential as a source of decorative or ornamental stone.

3.1.6 Geology and Resources

The geological mapping and diamond drilling work have delineated the Big Whopper pegmatite system over a strikelength exceeding 1.5 km, with widths ranging from 10 m to 80 m and to a vertical depth of close to 300 m, where it remains wide open. It consists of a vertically oriented massive petalite pegmatite dyke striking 280° hosted by metamorphosed mafic volcanic rocks (amphibolite) and flanked by a swarm of narrower albite and petalite dykes. These have all undergone intense deformation in a high strain zone resulting in folding, boudinage, and shearing.

The 1997-98 drilling program delineated an indicated petalite resource of 8.9 million tonnes and an inferred petalite resource of 2.7 million tonnes both grading 1.34% Li_2O and 0.30% Rb_2O. These resources are delineated over a strikelength of 600 m, to a maximum vertical depth of 250 m and remain open for expansion both to depth and along strike. The lithium and rubidium grades are consistent with a petalite content averaging 25±5% and an Rb-K-feldspar content averaging 10 to 15%, with the rest of the rock consisting mainly of albite, muscovite, lepidolite, and quartz. Important accessory minerals include spodumene, spessartine, cassiterite, and columbite-tantalite, the principal ore mineral for tantalum. The mineralized zone is well exposed at surface in a low dome-shaped hill, where it averages 55 m in width over a 400 m strikelength, and will, therefore, be readily amenable to mining by low-cost open pit methods. A conceptual open pit designed for the pre-feasibility study contains a probable reserve of 5.6 million tonnes grading 1.41% Li_2O, at a cut-off grade of 1.0% for an estimated petalite content of 1.2 million tonnes.

In 2001, the Issuer completed an exploration program designed to identify new zones of high grade tantalum mineralization associated with the Big Whopper and better understand the mineralogy and controls on tantalum distribution within the pegmatite. The program involved a 12-hole, 1,401 metre diamond drilling program along with additional surface channel sampling, mineralogical studies and collection of geotechnical data for future rock mechanics studies. The resource calculation has not yet been updated to incorporate this new data. The results of this work continue to show zones of relative enrichment of tantalum on both the eastern and western extremities of the deposit generally correlating with albite-rich or lepidolite-rich sub-zones of the pegmatite. Grades in these areas typically range from 0.009% to 0.022% Ta_2O_5 (0.2 to 0.5 lb/tonne) compared to 0.007 to 0.009% within the main mass of the Big Whopper petalite deposit. The reliability of historical tantalum assays from 1997-98 remains questionable because the original method used (ICP-MS) tends to underestimate tantalum grades (due to incomplete sample digestion) compared to results obtained using either the XRF or NAA methods employed since 1998. Results from limited further check assay work carried out this year to investigate this issue proved inconclusive. Going forward, the Issuer will rely on the results of future bulk sampling work to assess the reliability of historical ICP-MS tantalum assay data and then determine if further re-assaying of old drill core is warranted.

3.1.7 Metallurgical and Environmental

Lakefield Research Limited ("Lakefield") has successfully designed a new selective flotation process to concentrate the petalite, for which the Issuer has obtained patent protection. Over 90% of the petalite in the ore is recoverable into a high-grade saleable product with an average grade of 4.4% Li_2O, and an ultra-high purity premium product grading 4.7% Li_2O can also be produced. These products also contain exceptionally low levels of iron (less than 0.02% Fe_2O_3) and other trace contaminants. With these specifications, the Issuer will have an excellent quality petalite product for glass-ceramics applications, such as cookware and stovetops, and other thermal shock-resistant ceramic products. The flowsheet designed by Lakefield also provides for the recovery of separate concentrates of rubidium-K-feldspar, albite, spodumene, mica, tantalum, and tin. The Rb-K-feldspar concentrate is an excellent quality product containing approximately 11.7% potash, 1.1% rubidium oxide, and less than 0.03% iron oxide, while the sodaspar contains 10% Na_2O with similarly low levels of iron.

In 2001, the Issuer conducted preliminary metallurgical testwork for tantalum at Lakefield, on a 250 kg "mini-bulk" sample collected from the Lepidolite Dyke, situated immediately to the east of the main mass of the Big Whopper. This work demonstrated that recoveries of approximately 60% for both tantalum and tin into a concentrate grading 14.5% Ta_2O_5, 18.2% SnO_2 (tin oxide) and 2.81% Nb_2O_5, (niobium oxide) can be achieved using a conventional gravity concentration method. Follow-up testwork is required to improve recoveries for this material and evaluate the metallurgy of other mineralogically distinct, tantalum-bearing sub-zones found elsewhere in the Big Whopper pegmatite system. The head grade of the sample was determined by Lakefield to be 0.021% Ta_2O_5, which compared well with the assays of channel samples collected from the Lepidolite Dyke outcrop, which averaged 0.023% Ta_2O_5 (determined by XRF).

Another important, positive attribute of the project is that the ore is totally environmentally benign, containing no toxic, radioactive, or acid-generating minerals. In fact, there will be relatively little waste material to dispose of since most of the mineral constituents of the ore are marketable commodities. The Issuer has already completed environmental baseline studies in the project area, ensuring that local environmental sensitivities were identified at an early stage. The lack of hazardous materials in the deposit will help avoid delays in obtaining operating permits, as well as reduce the costs of tailings monitoring and disposal. The Issuer has also been proactive in establishing a dialogue with the First Nations of the area, and in August, 1999 signed a Memorandum of Understanding with the Wabaseemoong Independent Nations of Whitedog, Ontario to address their concerns regarding new resource development in their traditional land use area and access to employment opportunities. Whitedog is situated just 35 kilometres southwest of the Separation Rapids property and is the closest community to the project site.

3.1.8 Economic Model and Future Plans

The pre-feasibility study, completed by independent engineering consultant, Micon International Limited, in June 1999 and subsequently updated in October 1999, concluded that the project is economically viable and should proceed to a full feasibility study. In fact, the economic analysis prepared for the updated study showed that the project will be highly profitable. Based on a production rate starting at 90,000 tonnes per year ("tpy") increasing to 170,000 tpy by Year 5 and remaining constant thereafter over an assumed 20-year mine life, the project shows a Discounted Cash Flow Rate of Return of 39.5% and a Net Present

Value of $53.5 million (pre-tax) at an 8% discount rate. This scenario assumes financing of capital costs, estimated at $29.8 million, on a 75/25 debt/equity ratio, and results in a payback period of just 3.2 years. Operating costs, including milling, administration, and mining of ore and waste at a conservative 2 to 1 waste to ore stripping ratio average $51.63 per tonne, compared to an *in-situ* ore value of $CDN 150 per tonne. In this model, the mine would produce 17,000 to 32,000 tonnes of high-quality petalite concentrates averaging 4.41% Li_2O along with 6,000 to 12,000 tonnes of Rb-K-feldspar, 25,000 to 50,000 tonnes of sodaspar at 10.1% soda, 3,000 to 5,000 tonnes of spodumene at 5.0% Li_2O, along with at least 25,000 tonnes of mica and 10 tonnes of tantalum concentrates.

The Issuer is planning to proceed with a full feasibility study in the year 2002 at an estimated cost of $5.5 million. This would involve a bulk sampling program of 5,000 tonnes of ore for processing in a pilot plant with the objective of optimization of the process flowsheet and production of bulk samples of concentrate for evaluation by potential end-users. A positive full feasibility study would lead to plant construction and mine development in 2003 with initial production targeted for 2004.

In 2001, a new business plan was prepared for the project by PRS Associates, Consulting Engineers. The new business plan provides an updated economic analysis of the project incorporating the results of the detailed plant design study completed earlier in the year and new information on lithium and tantalum mineral markets. The revised economic model continues to indicate attractive economics for the project, but the Issuer was still unable to secure the necessary project financing to proceed with the bulk sampling program in 2001, mainly due to weak market conditions over the second half of the year. In the meantime, the Issuer continues to evaluate alternative development scenarios for the Big Whopper with a view toward mitigating perceived project risk by better defining the markets for the various mineral products and improving operational efficiencies at both the bulk sampling and production stages. One such scenario, involving a simplification of the flow-sheet to reduce the number of industrial mineral products, is presently being evaluated. Discussions with potential financial partners are on-going.

3.2 Global Canada Company Tantalum Joint Venture

In 2000, the Issuer entered into a joint venture agreement dated July 31, 2000 with Global Canada Company ("Global") with respect to its Lilypad Lakes, East Braintree and Raleigh Lake tantalum properties. Under the agreement, Global has the right to earn an initial 50% interest in any of the three subject tantalum properties by providing $5.0 million in exploration and development funding before December 31, 2002 or upon delivery of a feasibility study. Global can increase its interest to 75% in any one property by arranging financing to bring a tantalum mine into production.

In the event Global earns a 75% interest in any Project Area by bringing a tantalum mine into production, then Global will be entitled to 85% of the net proceeds of production until payback of all pre-production capital expenditures including financing costs and exploration and development expenditures. Global will also have the right annually to purchase all of the Issuer's share of tantalum mineral production from any Project Area at fair market value, as well as the Issuer's share of tantalum mineral production from any other source of tantalum production in which the Issuer has an ownership interest.

The initial firm commitment was for Global to provide $1.0 million in financing of which $750,000 was to fund work programs on the three properties, which were completed by December 31, 2000, and provide $250,000 in working capital. The second stage commitment was to fund an additional $1.25 million work program in 2001. This program was completed in October, 2001 at which time the Issuer submitted a proposed work program for 2002 with a minimum budget of $1.5 million to Global, as required under the joint venture agreement. At December 31, 2001 Global had yet to commit to funding this work program and was in technical default of its obligations under the joint venture agreement. No decision has been made on Global's further participation in the joint venture in 2002.

The Issuer is the operator of the exploration programs, and Global can elect to nominate the operator upon making a production commitment. Global also has the right to participate in any other tantalum exploration properties acquired by the Issuer in Canada, on the same basis, by reimbursing all of the Issuer's acquisition costs. In further consideration for the Issuer agreeing to enter into the joint venture, BSAV Inc., the controlling shareholder of Global, subscribed for, at a price of $100.00, and the Issuer issued to BSAV, on December 18, 2000, 2,000,000 non-transferable share purchase warrants (the "Warrants") exercisable in four equal tranches of 500,000 Warrants, into 2,000,000 common shares of the Issuer at an exercise price of $1.00 per share. The Warrants will be exercisable by BSAV on or before July 31, 2005, on the following basis:

a) After July 31, 2000: 500,000 Warrants (vested).

b) After January 10, 2001, 500,000 Warrants, provided that Global elects to fund an additional $1,250,000 in exploration work on the properties before August 31, 2001 (vested).

c) After September 10, 2001, 500,000 Warrants, provided that Global elects to fund a minimum $1,500,000 work program towards achieving an aggregate minimum of $5,000,000 on at least one of the three properties by December 31, 2002 (not yet vested).

d) After April 10, 2003, 500,000 Warrants, only if Global makes a production commitment in respect of any one of the three properties (not yet vested).

Any shares acquired by BSAV on exercise of the Warrants are subject to a Voting Trust Agreement under which BSAV agrees to vote its shares as directed by the Issuer's Voting Trustee for a period of five (5) years from the date the shares are acquired by BSAV. The agreement also gives BSAV the right to participate in future public or private equity offerings to maintain an 8.5% ownership in the Issuer that would be achieved through exercise of the Warrants. Further, BSAV has agreed to not sell any shares into the market if such a sale would adversely affect the market price for the Issuer's shares.

3.2.1 Raleigh Lake Tantalum Property

3.2.1.1 Terms of Acquisition

Under an option agreement dated May 29, 1998, Robert Fairservice (as to 50%), Sherridon Johnson (as to 12.5%), and James Bond II (as to 37.5%) granted to the Issuer an option to acquire up to a 100% interest in the Raleigh Lake property, consisting of seven mining claims comprising 40 units (1,600 acres) located in the Raleigh Lake Area, 30 km west of Ignace, Ontario. The Raleigh Lake property covers several known occurrences of rare metal pegmatites documented by the Ontario Geological Survey as the Raleigh Lake pegmatite field. These pegmatites have potential for hosting economic quantities of tantalum, cesium, and other rare metal mineralization.

To date the Issuer has made $75,000 in cash payments, issued 20,000 shares, incurred over $400,000 in exploration expenditures on the property, and must only make a final cash payment of $25,000 before January 31, 2002 in order to vest its 100% interest in the property. The Optionors will retain a 3.0% NSR royalty interest. The Issuer will have the right to buy back a 1.5% NSR royalty from the Optionors at any time for $1,000,000 payable in cash.

The Issuer has since staked additional claims contiguous with the original seven claims, and the Issuer's landholdings in the area now total 7,010 acres. Those claims situated within an area extending one mile from the perimeter of the original seven claim block are subject to the terms of the Raleigh Lake agreement.

3.2.1.2 Project Description

Reconnaissance mapping and prospecting programs carried out by the Issuer in 1998 and 1999 confirmed the presence of economically-significant tantalum mineralization in at least five rare metals pegmatites on the Raleigh Lake property, accompanied by anomalous values of lithium, rubidium, and cesium. One grab sample yielded a high grade value of 0.22% Ta_2O_5 (tantalum oxide), and the majority of the pegmatitic samples analyzed to date from the Raleigh Lake property have returned anomalous tantalum values of greater than 37 parts per million Ta_2O_5. Furthermore, highly evolved tantalum minerals such as microlite and manganotantalite have been identified in these pegmatites in association with strong albitization, an alteration phenomenon commonly associated with economic grade tantalum mineralization. These pegmatites were observed from the field mapping to be shallow-dipping and exposed only in isolated outcrops from which it was not possible to determine their true thickness and lateral extent. Therefore, the Issuer conducted a preliminary, 5-hole, 602 m diamond drilling program in the fall of 1999 to determine the grade, thickness, and lateral continuity of two of the tantalum-bearing pegmatites identified during previous surface mapping programs.

The drilling in 1999 confirmed that the largest pegmatite exposed on surface (Pegmatite #1) dips eastward at approximately 15° and extends downdip for at least 425 m where it remains open. Pegmatite #1 ranges from 5 to 8 m in thickness in the areas tested to date, and is flanked by a series of smaller, parallel mineralized pegmatites that are typically less than 2 m in width. Pegmatite #1 is characterized by strong albitization accompanied by fine-grained disseminated rare metal mineralization, containing the tantalum and niobium minerals microlite and columbite-tantalite, as well as other unidentified opaque minerals. The 5 holes were drilled over an area of 500 m x 500 m to a maximum vertical depth of 175 m, with all but one hole intersecting mineralized pegmatite. All the mineralized pegmatites intersected yielded highly anomalous tantalum values over significant widths ranging from 0.011% Ta_2O_5 over 5.4 m to 0.027% Ta_2O_5 over 2.0 m. The best individual sample assayed 0.037% Ta_2O_5 over 0.7 m.

In the fall of 2000, Global funded a $100,000 work program consisting of mapping, sampling and lithogeochemical surveys to follow up on the encouraging results obtained in the Issuer's 1999 work program. This was followed in July-August, 2001 with a $160,000 program, also funded by Global, consisting of trenching of lithogeochemical anomalies, channel sampling and 752 m of diamond drilling in 4 holes. Three of the four holes drilled intersected multiple, shallow-dipping tantalum-bearing pegmatites ranging from 1.2 to 3.9 m in width, but no new giant pegmatites of economic dimensions were encountered. The narrow pegmatites intersected typically contained anomalous levels of tantalum mineralization ranging from 0.017% to 0.027% Ta_2O_5, similar to results obtained during the 1999 drilling program. Further surface exploration work is required on this property in order to identify new target areas for economic rare metals deposits.

3.2.2 Lilypad Lakes Tantalum-Cesium Property

The Lilypad Lakes project consists of 14 claims, totalling 7,680 acres, covering a field of tantalum and cesium rich pegmatites, located 150 km northeast of Pickle Lake, Ontario near the aboriginal community of Fort Hope (Eabametoong First Nation). The claims were staked by the Issuer between January, 1999 and October, 2000 and are 100% owned by the Issuer with no underlying royalties. The area was previously explored for lithium in the 1950's by Standard Lithium Corporation ("Standard") and for tantalum in 1979-81 by Tantalum Mining Corporation of Canada ("Tanco"). Only partial records of the work performed by these two companies are available in the government assessment files. Standard drilled at least 12 holes totalling 968 m in two targets, but did not assay for tantalum or cesium. Tanco carried out detailed geological mapping and lithogeochemical sampling identifying ten tantalum targets. These were tested with at least 43 shallow holes totalling over 4,000 m, of which 21 holes were drilled on just two of the targets. Assay data are only available from two holes that tested a target called the South Dyke and intersected significant tantalum values of 0.058% Ta_2O_5 across 9.8 m and 0.038% Ta_2O_5 across 11.0 m, respectively. Tanco did not assay for cesium, rubidium, or lithium.

An initial reconnaissance mapping and sampling program carried out by the Issuer in 1999 confirmed the presence of economically-significant tantalum mineralization at several locations on the property and resulted in the discovery of high-grade cesium mineralization in association with the tantalum. Select grab samples from this program produced tantalum values of up to 0.113% Ta_2O_5 and one 12 m wide dyke (now called the Pollucite Dyke) averaged 0.04% Ta_2O_5 across its full width, accompanied by 2.45% Cs_2O (cesium oxide). Two major follow-up work programs were carried out on the property by the Issuer in 2000: a $350,000 mapping and diamond drilling program during the first half of the year, and a second $580,000 program funded by Global from August 1 to December 31, 2000. These programs confirmed the potential for economic tantalum (and cesium) deposits on the property with the identification of 14 occurrences of economic-grade tantalum mineralization (>0.02% Ta_2O_5) on the property, hosted by a field of highly-evolved rare metal pegmatites extending over an area of at least 18 square km. Four of these occurrences were drilled in 2000 in two small programs totalling 1995 m in 17 holes. In 2001, the Issuer completed an $850,000 work program on the property, also funded by Global, which involved detailed geological mapping, prospecting, channel sampling of all known pegmatite occurrences, magnetic and gravity geophysical surveys, preliminary metallurgical testwork for tantalum as well as a further 2,786 m of diamond drilling in 15 holes.

The 2001 drilling program was primarily designed to begin delineating the dimensions of the Rubellite Dyke and Pollucite Dyke tantalum–cesium zones, while also testing several geochemical and geophysical targets for new rare metal pegmatites. The most significant results to date have been obtained from the Rubellite Dyke, which has now been traced over a minimum strikelength of 100 m and to a vertical depth of 250 m where it shows evidence of increasing thicknesses exceeding 40 m and remains open to depth. The dyke is mineralized with tantalum from wall to wall with average grades ranging from 0.025% to 0.048% Ta_2O_5 (0.5 to 1.0 lb/tonne tantalum oxide). In addition, detailed mapping in the area resulted in the identification of two new parallel tantalum rich pegmatites within 100 m of the Rubellite Dyke which provide potential for additional near-surface resources in this area. Grab samples from these pegmatites returned assays ranging from 0.04% to 0.11% Ta_2O_5 and channel sampling of the Rubellite Dyke itself revealed new zones of cesium enrichment averaging up to 1.812% Cs_2O (cesium oxide) over 4.0 m and 1.385% Cs_2O over 9.5 m along with tantalum grades of 0.061% Ta_2O_5 and 0.048% Ta_2O_5 respectively.

Other significant new exploration results were generated from the South Dyke and Pollucite Dyke areas. At the South Dyke, a new exposure of high-grade tantalum mineralization was discovered from which a channel sample assayed 0.108% Ta_2O_5 across a 4.0 m width. The South Dyke is now recognized as one of a series of narrow, highly-fractionated pegmatites within a 5 km long east-west corridor on the southern part of the property, all characterized by relatively high tantalum grades (>0.10% Ta_2O_5) and high quality mineralization (100% microlite, averaging 79% Ta_2O_5). Drilling of the Pollucite Dyke extended this tantalum-cesium zone to depths of over 250 m, and surface mapping traced its western extension for over 200 m along strike, where it remains open. A channel sample in the westernmost exposure assayed 0.07% Ta_2O_5 across a 1.0 m width, and grab samples from nearby exposures assayed up to 0.087% Ta_2O_5 and 4.62% Cs_2O. New mineralized pegmatites were also discovered at several other localities on the Lilypad Lakes property, and the potential for discovery of a very large parental pegmatite in the subsurface remains high.

During the mapping program, a 235 kg "mini-bulk" sample was collected from the Rubellite Dyke for preliminary metallurgical testwork at Lakefield Research Ltd. ("Lakefield"). The head grade of this sample was determined by Lakefield to be 0.053% Ta_2O_5. Results from the testwork are very encouraging as it was determined that a direct gravity concentration method would recover 60-65% of the tantalum in the ore into a concentrate grading over 30% Ta_2O_5, and that recoveries can be improved to over 80% by performing a flotation process on the tailings from the gravity circuit. Further testwork to optimize the process is recommended by Lakefield. The Rubellite Dyke area is the top priority target for further exploration work on the Lilypad Lakes property and a $1.1. million follow-up program is planned for 2002.

3.2.3 East Braintree Tantalum Property

3.2.3.1 Terms of Acquisition

Under an option agreement dated October 20, 1999, Black Bear Resources Inc. granted to the Issuer an option to acquire a 100% undivided interest in the East Braintree property, consisting of 19 claims covering 11,752 acres located in southeastern Manitoba, near the town of Falcon Lake.

To date, the Issuer has paid the vendor $15,000 in cash, issued 30,000 common shares and incurred over $300,000 in exploration expenditures on the property. To exercise the option and vest its 100% interest in the property, the Issuer must make a further $45,000 in cash payments and issue an additional 30,000 shares to the vendor before the fourth anniversary of the agreement.

On vesting by the Issuer of its 100% interest in the East Braintree property, the optionor will retain a 2.0% NSR royalty interest, of which the Issuer will have the right to buy back a 1% NSR at any time for $1.0 million cash.

3.2.3.2 Project Description

The East Braintree property covers two known, but little-explored, rare metals pegmatites called the Lucy and the Artdon, which are highly prospective for economic deposits of tantalum. The property was initially evaluated in the 1940's and 1950's as a potential source of lithium. The Lucy pegmatite was also briefly evaluated in 1983 for tantalum by Tanco. Tanco drilled four short holes, one of which intersected a 23.3 m interval averaging 0.021% Ta_2O_5 in a continuously mineralized zone with individual samples assaying as high as 0.114% Ta_2O_5.

A brief field examination carried out by the Issuer in 1999 and a review of limited technical data available from the historical work on the property suggest that the Lucy and Artdon pegmatites are part of a swarm of variably-oriented pegmatites with known thicknesses of up to 20 m. They show evidence of a high degree of fractionation, mineralogical zoning, and replacement by cleavelandite and lepidolite, features which are indicative of a favourable geological environment for the occurrence of economic tantalum mineralization. The shallow depth of the Lucy and Artdon pegmatites, which are exposed in outcrop at two localities, suggests that excellent potential exists to define a near-surface tantalum resource amenable to low cost, open-pit, bulk mining methods.

In 2000, the Issuer funded a $35,000 winter work program involving linecutting, geophysical surveys and geological compilation, which was followed by a $70,000 program in the fall funded by Global, consisting of detailed mapping, sampling and a lithogeochemical survey. The results indicated continuity between the Lucy and Artdon showings which are located approximately 800 m apart along an east-west trend, and the lithogeochemical survey detected a parallel trend to the north containing several new tantalum showings which produced assays as high as 0.048% Ta_2O_5 in select grab samples.

In 2001, the Issuer completed a $200,000 diamond drilling program on the property, also funded by Global, which consisted of 1,442 m in 10 holes. This program confirmed the presence of significant tantalum mineralization in the Lucy North Pegmatite, averaging 0.029% Ta_2O_5 over a 44.4 m core length, including 0.046% Ta_2O_5 over 12.9 m. While the true width of this intersection is estimated to be less than 50% of core length, it nevertheless represents a high priority target for follow up and a minimum $150,000 program is contemplated for 2002.

3.3 Shatford Lake Tantalum Property

The Shatford Lake tantalum property, optioned in November, 2000, is located near Bernic Lake, Manitoba, just 6 km southwest of the Tanco mine and adjoining the mine property. Tanco is North America's only current producer of tantalum and historically was one of the world's richest tantalum deposits (2 million tons @ 0.216% Ta_2O_5). The Shatford Lake property covers an intriguing geological target for a buried Tanco-type tantalum-lithium-cesium-rubidium pegmatite. Several narrow (0.5-2.0 m) tin-tantalum bearing pegmatites occur on the property similar to those which occur above the Tanco ore body. Grab samples from historical work on these pegmatites have reportedly returned tantalum values of up to 0.05% Ta_2O_5.

As at December 28, 2001, the Issuer had acquired a 100% interest in the 1,206 acre Shatford Lake property (subject to a 2% NSR royalty of which 1% can be bought back at any time for $1.0 million) by issuing 60,000 shares to the vendor. A minimum $60,000 diamond drilling program is planned for 2002 to test for a blind Tanco-type pegmatite at depths of 300-500 m.

3.4 Wolf Mountain Platinum-Palladium Project

The Wolf Mountain platinum-palladium project consists of two properties: The Wolf Mountain property (Seagull claims) and the Disraeli Lake property, which are now contiguous covering a total area of 30,600 acres.

3.4.1 Terms of Acquisition

Under an option agreement dated for reference September 3, 1997, Robert Fairservice granted to the Issuer an option to acquire up to a 100% interest in the Wolf Mountain property, then consisting of 10 mining claims located in the Leckie Lake Area, Thunder Bay Mining Division, Ontario. The property now covers an area of 19,120 acres. The Issuer had exercised the option as of September 3, 2000, and recorded full title to the property, having met the following obligations:

a) paying to the optionor $46,250 in cash;
b) issuing 60,000 common shares;
c) incurring aggregate exploration expenditures exceeding $400,000.

The optionor retains a 2.0% NSR royalty interest. The Issuer will have the right to buy back a 1.0% NSR royalty from the optionor at any time for $1,000,000 payable in cash (at once or in increments of $500,000 per 0.5% NSR royalty). In November 1997, the Issuer acquired the Disraeli Lake property by staking eight claims totalling 4,600 acres located in the Leckie Lake area, Thunder Bay Mining Division, Ontario. The Disraeli Lake property is adjacent to the Wolf Mountain property, and following the staking of additional claims by the joint venture in 2000, the two properties are now contiguous with Disraeli Lake now covering a total of 11,480 acres. Cumulative expenditures to August 31, 2001 on the project by the Issuer and its joint venture partners total approximately $1.3 million.

3.4.2 Grant of Option to Canadian Golden Dragon Resources Ltd. ("Dragon") and East West Resource Corporation ("EastWest")

Under a letter agreement dated March 1, 1999, the Issuer granted to Dragon and EastWest the option to acquire a combined 50% interest in the Issuer's interests in each of the Wolf Mountain and Disraeli Lake properties. Dragon and EastWest exercised their option in 2000 having:

a) paid to the Issuer $10,000 cash on receipt of regulatory approval of the letter agreement;
b) made all option payments due under the Wolf Mountain agreement;
c) incurred $300,000 in exploration expenditures on the two properties by September 1, 2001;
d) issued to the Issuer 100,000 shares of each of Dragon and EastWest.

EastWest and Dragon have the further option to earn an additional 10% combined interest in the Wolf Mountain and Disraeli Lake properties by spending an additional $700,000 on exploration and development work on the two properties within five years of the date of regulatory approval of the letter agreement. In September, 2000 EastWest and Dragon made this election by each issuing 50,000 shares to the Issuer. By December 28, 2001 EastWest and Dragon had advised the Issuer that their cumulative expenditures had reached $1.0 million, allowing the two companies to vest an additional 10% interest in the project, leaving the Issuer with a 40% interest.

3.4.3 Project Description

The Wolf Mountain project is located approximately 90 km northeast of Thunder Bay, Ontario and is accessible via a network of old logging roads, leading eastwards off the all-weather Spruce River Road (Highway 527) at a point 45 km north of Highway 11/17. The project area is underlain by Proterozoic-aged rocks of the mid-continent rift system, including sediments, basaltic lavas, large diabase sills and mafic-ultramafic plutons. It is situated along the western side of the Nipigon Plate, which is interpreted to be the third "failed" arm of a triple junction in the Proterozoic mid-continent rift structure, a favourable tectonic environment for the formation of giant ore deposits. The geology of this region has strong similarities with the Noril'sk region in Russia, which is host to some of the largest nickel-copper-PGE deposits in the world. Known mineralized intrusions in the Lake Superior region include the Crystal Lake Gabbro, the Coldwell Complex and the Duluth Complex in Minnesota, which host large, low-grade nickel-copper-PGE deposits. The deposit in the Duluth Complex, known as Dunka Road, is estimated to contain a resource of 808 million tonnes grading 0.432% copper, 0.109% nickel, and 0.553 g/t PGE, and is described by its owner, Polymet Mining Corp., as one of the largest undeveloped viable polymetallic deposits in the world.

From October 1997 to March 1998, the Issuer completed a $275,000 exploration program on the Seagull claims involving grid construction, ground magnetometer surveys, geological mapping, trenching and diamond drilling. This program confirmed that the PGE mineralization discovered in the surface showings is related to a Proterozoic-aged, horizontally-layered, mafic-ultramafic intrusion, called the Seagull Pluton. The drilling program totalled 1,272 m in 8 holes, testing an area of 1,000 x 300 m to an average vertical depth of 130 m. Seven of the eight holes intersected highly anomalous PGE values of up to 0.875 g/t over 1.5 m, within multiple mineralized horizons averaging 0.2 to 0.5 g/t PGE over widths ranging from 6.1 to 21.0 m. The PGE mineralization is associated with minor sulphide mineralization consisting mainly of pyrite and pyrrhotite. Petrographic studies revealed the presence of the platinum ore mineral, sperrylite, in association with the sulphides. The drilling program also included 10 shallow auger-type holes designed to sample the unconsolidated black sands, which were not recoverable with the diamond drill. The results of this program showed that the black sands locally extend to depths exceeding six m and average close to 0.5 g/t PGE. This unit is regarded as a potential low-grade bulk mineable PGE resource.

Following the signing of the option agreement with EastWest and Dragon in March, 1999, a deep penetrating airborne EM survey and 3-D modelling of ground magnetic data, coupled with geological compilation work was carried out, resulting in the definition of new targets for platinum (Pt) - palladium (Pd) - copper (Cu) - nickel (Ni) sulphide mineralization on both the Disraeli Lake and Seagull properties. In particular, the 3-D modelling of the magnetic data for the Seagull ultramafic intrusion indicated it had a conical or champagne-glass shape, an ideal environment for the formation of a Voisey's Bay or Noril'sk-type cumulate copper-nickel-PGE massive sulphide deposit at the base of the intrusion.

The airborne EM survey detected deep-seated conductors in the Seagull intrusion, which were tested in four phases of drilling in 2000-2001 totalling 5,060 m in 8 holes. The drilling has defined a layer of cumulate-textured disseminated copper-nickel-PGE sulphide mineralization near the base of the intrusion at depths of 600-800 m that produced average grades of up to 1.04 g/t Pd + Pt, 0.143% Cu and 0.157% Ni over 16.0 m including 1.81 g/t Pd + Pt over 4.0 m in the summer program. One hole drilled in the fall program intersected higher grades of up to 3.6 g/t Pd + Pt, 0.34% Cu and 0.21% Ni over 2.1 m. The drilling was followed by surface and down-hole pulse EM surveys which detected an off-hole conductor interpreted to be a nearby massive sulphide body. Four holes drilled subsequently in 2001 failed to intersect a massive sulphide body, but further work is required to fully explore this target.

Five short holes totalling 784 m were also drilled on the Disraeli Lake property during the 2000 summer program. These were designed to test airborne EM conductors in the Disraeli Lake layered ultramafic intrusion to a maximum depth of 300 m. No significant copper-nickel-PGE mineralization was intersected in these holes, but none tested the intrusion to the corresponding depths of the mineralized horizon in the Seagull intrusion and further work is planned for this property.

The 2000-2001 work programs on the Wolf Mountain project have confirmed the potential for discovery of a world-class copper-nickel-PGE deposit similar to the Voisey's Bay discovery and the giant Noril'sk deposits in Russia. Through a systematic exploration approach and innovative modelling techniques, the joint venture has made steady progress over the past two years toward identifying the probable location of an economic copper-nickel-PGE deposit at Wolf Mountain. In 2002, the joint venture contemplates a minimum $75,000 work program on the Seagull property, to carry out additional geological and geophysical surveys, in an effort to identify new targets outside of the area drilled in 2000 and 2001. The Issuer's 40% share of this program budget would be $30,000. In addition, the joint venture is seeking another partner to fund a larger work program on the Disraeli Lake property in 2002.

3.5 Legris Lake Palladium-Platinum Project

3.5.1 Terms of Acquisition

Under an option agreement made as of November 16, 1999, Kenneth Fenwick and Donald Leishman granted to the Issuer and Starcore Resources Ltd. ("Starcore") an option to acquire a 100% undivided interest in the Legris Lake property, consisting of 10 claims totalling 5,440 acres located in the Thunder Bay Mining Division, Ontario. Subsequently, the Issuer and Starcore staked 15 additional contiguous claims which are all subject to the option agreement, expanding the size of the property to 12,680 acres. The Issuer and Starcore may exercise the option by:

a) paying to the Optionors $15,000 cash on signing of the agreement (paid);
b) issuing an aggregate 80,000 common shares of the Issuer and an aggregate 100,000 common shares of Starcore to the Optionors as follows:
    (i) 40,000 shares of the Issuer and 100,000 shares of Starcore forthwith on receipt of

regulatory approval (issued);
(ii) 20,000 shares of the Issuer by the first anniversary of the agreement (issued);
(iii) 20,000 shares of the Issuer by the second anniversary of the agreement (issued);

c) further paying to the Optionors an aggregate of $140,000 cash and making an aggregate of $500,000 in exploration expenditures on the property, on or before November 13, 2003. The full exploration expenditure commitment has already been met and to vest their combined interest in the property, the Issuer and Starcore must only make $50,000 in cash payments before each of the third and fourth anniversaries of the agreement (November 13, 2002 and 2003);

Under a separate agreement of the same date between Starcore and the Issuer, Starcore must make the first $75,000 in cash payments and the first $250,000 in exploration expenditures required under the agreement detailed above to earn its 50% interest in the joint venture, after which all future costs will be shared equally by Starcore and the Issuer. The Issuer will be the operator of all work programs carried out on the property under the agreement with Starcore and will be entitled to charge a 10% management fee on program expenditures. In 2000, the joint venture incurred approximately $400,000 in exploration expenditures on the property.

On fulfillment of all the requirements listed above, the Issuer and Starcore will have each vested a 50% interest in the property. The Optionors will retain a 3.0% NSR royalty interest. The Issuer and Starcore will have the right to buy back a 1.5% NSR royalty from the Optionors at any time for $1.5 million cash or in increments of $500,000 per 0.5% NSR. Commencing on the sixth anniversary of the agreement, the Issuer and Starcore are required to make annual advance royalty payments of $15,000, which will be credited against any royalties payable on the commencement of commercial production from any mining operations developed on the property.

3.5.2 Grant of Option to Placer Dome (CLA) Limited ("Placer")

Under a letter agreement dated April 20, 2001, the Issuer and Starcore jointly granted to Placer the option to acquire a 50% interest in the Legris Lake property on the following terms:

a) incur $4.0 million in exploration expenditures on the property before the fourth anniversary of the agreement subject to a minimum of $1.0 million firm commitment in the first year of the agreement and optional minimum work commitments of $250,000 per year in subsequent years;
b) make all option payments due under the underlying agreement with Fenwick and Leishman;
c) pay Starcore $30,000 on signing of the agreement (paid).

Placer has the further option of increasing its interest in the property to 60% by delivering a bankable feasibility study. The Issuer is the operator of exploration programs and Placer has the right to become operator once the project reaches the pre-feasibility study stage.

3.5.3 Project Description

The Legris Lake property covers an Archean-aged mafic-ultramafic intrusive complex (the Legris Lake Complex) with potential for hosting economic deposits of palladium-platinum ("PGE") mineralization with associated copper and nickel. The property is located approximately 75 km north of Thunder Bay, Ontario and is accessible by a network of logging roads branching off provincial highway # 527. It is situated just 8 km southeast of the Lac des Iles mine of North American Palladium Ltd., which has recently been expanded to produce over 275,000 ounces of palladium and platinum per year. The Lac des Iles property hosts total resources of 145.6 million tonnes grading 1.57 g/t palladium, 0.17 g/t platinum, 0.12 g/t gold,

0.06% copper and 0.05% nickel.

Exploration during the year 2000 focused on the northwest border portion of the Legris Lake intrusion, where palladium-platinum mineralization assaying 3.26 g/t PGE was first discovered in the fall of 1999 by a local prospector. The PGE mineralization was associated with disseminated pyrite-chalcopyrite-pyrrhotite in heterolithic gabbro breccias along the contact of the intrusion, a similar geological environment to the Lac des Iles orebody. An initial program of linecutting, IP and ground magnetometer geophysical surveys during the winter was followed by a reconnaissance prospecting, stripping, channel sampling, and drilling program in the summer. Results were very encouraging with significant copper-nickel-PGE mineralization intersected in three of four holes. The highlight was a 10.70 m interval in hole L00-02 which averaged 1.22 g/t Pd, 0.24 g/t Pt, 0.17 g/t Au, 0.32% Cu, and 0.10% Ni, including 1.95 g/t Pd, 0.40 g/t Pt, 0.31 g/t Au, 0.47% Cu and 0.14% Ni over 3.1 m. A more extensive exploration program consisting of additional linecutting, geophysics, prospecting, grid mapping, and drilling was completed in the fall of 2000, returning more encouraging results. Hole L00-08 intersected three separate ore-grade mineralized zones with the highest grade zone averaging 2.04 g/t Pd, 0.41 g/t Pt, 0.71 g/t Au, 0.42% Cu, and 0.013% Ni over 9.95 m. In total, the joint venture completed 1507 m of diamond drilling in 11 holes during the year 2000, and incurred expenditures totalling over $400,000.

In May, 2001, following the signing of the option agreement with Placer, a $1.0 million work program was initiated on the property involving further detailed geological mapping, overburden stripping, geochemical sampling as well as magnetic and induced polarization geophysical surveys. Two phases of drilling were carried out in October and November, 2001 consisting of 2,266 m in 11 holes, with a further 1,000 m of drilling planned for February, 2002. Most of this drilling was focused on the area of the known mineralization in the northwestern part of the Legris Lake complex where three zones called the Main, Poplar and Stonefish Lake are now defined. The drilling in 2001 identified platinum-palladium values as high as 5.12 g/t Pt+Pd over 0.97 m and intersected numerous other intervals typically assaying from 0.5 to 3.2 g/t Pt+Pd, but has yet to delineate a zone with sufficient continuity to define an economic resource in this area. Further drilling in 2002 will focus on other target areas located elsewhere on the property.

Detailed petrographic work has revealed that three distinct styles of mineralization occur in the northwestern border zone of the Legris Lake Complex: Cu-Pd-rich (Main Showing and Poplar Zone), Pd-rich, Cu-Ni-poor (Stonefish Lake Zone), and Rh-Pd-rich, Cu-Ni-poor (Hole L00-03). The Cu-Pd rich is the most abundant style and is due primarily to magmatic processes as opposed to the apparent hydrothermal origins of the Pd-rich, Cu-Ni-poor and Rh-Pd-rich, Cu-Ni-poor styles. The Cu-Pd rich style of mineralization occurs as sill-like structures which underwent crystal fractionation producing clinopyroxenite to pyroxenite basal sequences and medium to coarse grained upper leucogabbro sequences. Cu-Ni-PGE bearing sulphide mineralization begins abruptly at the transition from clinopyroxenite to leucogabbro and ends fairly abruptly in the upper few metres of the leucogabbro body. The mineralization is characterized by disseminated to blebby sulphides (1-10%, typically less than 5%), consisting of chalcopyrite ± pyrite ± pyrrhotite ± millerite ± pentlandite, rimmed by epidote ± associated disseminated magnetite, with low Pt/Pd ratios (~0.2) and high Cu/Ni ratios (~3). Potential for other styles of mineralization exists in other parts of the Legris Lake intrusion.

3.6 Black Bay Platinum-Palladium-Copper-Nickel Project

3.6.1 Terms of Acquisition

Under an option agreement made as of June 1, 2001, Kenneth Fenwick, Don Devereaux, Bill McIlwaine and Donald Leishman (the "Optionors") granted to the Issuer an option to acquire a 100% undivided interest in the Black Bay property, 'consisting of seven claims totalling 4,325 acres in the Thunder Bay Mining Division, Ontario. The property has since been expanded to 30 claims totalling 16,160 acres, all of which are subject to the option agreement. The Issuer may exercise the option by:

a) paying to the Optionors an aggregate $13,000 cash on signing of the agreement (paid);
b) issuing 80,000 common shares to the Optionors as follows:
   (i) 40,000 shares on signing of the agreement (issued);
   (ii) 40,000 shares by the first anniversary of the agreement (optional commitment which has not been met)
c) paying to the Optionors an aggregate $15,000 cash on or before June 1, 2002 (optional commitment that has not yet been met);
d) paying to the Optionors an aggregate $25,000 cash and incurring $100,000 in exploration expenditures on the property on or before June 1, 2003 (optional commitment that has not yet been met);
e) paying to the Optionors an aggregate $50,000 cash and incurring cumulative exploration expenditures of $300,000 by June 1, 2004 (optional commitment which has not yet been met); and
f) paying to the Optionors an aggregate $50,000 cash and incurring cumulative exploration expenditures of $500,000 by June 1, 2005 (optional commitment which has not yet been met).

The Issuer's 100% interest in the Black Bay property will vest on the final cash payment of $50,000. The Optionors will retain a 2.5% NSR royalty following the exercise of the option, 1.5% of which the Issuer will have the right to buy back at any time for $1,500,000 payable in cash (at once or in increments of $500,000 per 0.5% NSR royalty).

3.6.2 Project Description

The Black Bay Cu-Ni-PGE property is located on the Black Bay Peninsula approximately 80 km northeast of Thunder Bay. The property covers the late Proterozoic Moss Lake intrusion, which is located within the Nipigon Plate, interpreted to be the failed third arm of the Keewanawan (~1.1 Ga) North American Midcontinent Rift system, and is the largest known unexplored gabbroic intrusion in this area. The property represents an exploration target for reef-style PGE deposits and Noril'sk type magmatic Cu-Ni-PGE deposits. Noril'sk type deposits could occur at or near the base of the intrusion, but could also occur in flat lying sill-like bodies within Osler Group volcanic and sedimentary rocks adjacent to the intrusion. There is no record of any previous systematic exploration of the Moss Lake intrusion for economic PGE deposits.

The Moss Lake Intrusion is a circular, concentrically-zoned, norite-gabbro complex, approximately 11 km in diameter. It surrounds a large body of basalt, quartz-feldspar porphyry and diabase, which has been interpreted to be a roof pendant. The intrusion consists primarily of a highly fractionated ferrogabbro core surrounded by gabbro-norite, with a hydrothermally altered quartz gabbro-norite marginal phase. Grain size varies from 0.5 to 2 cm with plagioclase phenocrysts up to 3 cm in length. The gabbro-norite phase of the intrusion displays an inward dipping mineral fabric defined by plagioclase phenocrysts, which suggests the intrusion is a lopolith with a funnel-like shape.

Copper mineralization in the form of bornite, covellite, and chalcopyrite crosscutting ilmenite and magnetite grains was noted in the central ferrogabbro unit which possesses up to 20 vol% titaniferous magnetite. Copper mineralization grading up to 6% has also been reported from interflow sediments, and northeast of the intrusion as native copper-filling gas vesicles within Osler Group Volcanics.

Geological, petrological, and geochemical similarities between the Noril'sk region of the Siberian Trap and the Keweenawan Midcontinent Rift of northwestern Ontario are well documented in the literature. Both have lava sequences' which appear to represent a transition from plume-induced rifting to lithospheric extension; both sequences record evidence of crustal contamination, and both show variable degrees of Ni and Cu depletion which have been attributed to sulphide segregation. These features, together with the very large number of Keweenawan intrusions cutting Osler Group volcanic lavas and the presence of similar aged mineralized intrusions such as the Duluth Complex and the Crystal Lake Gabbro, suggest that this area of the Keweenawan Midcontinent Rift system has significant potential to host a giant Noril'sk type Ni-Cu-PGE sulphide deposit. Several times over the last 10 years, Falconbridge has conducted diamond drilling on geophysical targets in Nipigon Bay, 20 km to the east, in the search for this type of deposit.

A $170,000 exploration program is planned for 2002 to begin exploration of the Moss Lake intrusion for Cu-Ni-PGE deposits. This program will involve an airborne magnetic survey over the entire intrusion and also the surrounding Osler volcanics followed by a surface program consisting of prospecting, geological mapping, sampling and mineralogical work. The program would conclude with a minimum 750 m diamond drilling program to map the internal, sub-horizontal stratigraphy of the intrusion and look for buried platinum-palladium mineralized horizons.

3.7 Other Projects

3.7.1 East Cedartree Gold Property (Dubenski Gold Project)

The Issuer has been exploring the Dubenski Gold project, located 70 km southeast of Kenora, Ontario, intermittently since December, 1996. This project has variously consisted of up to five separate properties contiguous with the original Dubenski gold property which contains a near-surface inferred geological resource of 355,286 tonnes grading 6.36 g/t gold. Depressed gold prices in recent years and high holding costs necessitated abandonment of all but one property in the area, namely the East Cedartree property. The East Cedartree property consists of eight claims totalling 1,680 acres, owned 100% by the Issuer, of which four claims are subject to a 2.0% NSR royalty. The Issuer has the right to buy back a 1.0% NSR from the vendors at any time for $1.0 million cash. The Issuer discovered several high-grade gold occurrences on this property by surface prospecting in late 1997, with grab samples assaying up to 117.10, 111.70, 103.85, 79.41, 79.13, and 67.34 g/t gold.

In November-December, 1998 a $250,000 exploration program consisting of geological mapping, sampling and diamond drilling totalling 2,036 m in 8 holes was carried out on portions of the Dubenski and East Cedartree properties under a now-terminated joint venture with Consolidated Westview Resource Corp. Four shallow holes tested the surface high-grade gold occurrences discovered by the Issuer in 1997 on the East Cedartree property, and 4 holes tested the depth potential of the Shaft Zone at the Dubenski property. The drilling on the East Cedartree property resulted in the discovery of a significant new gold zone associated with a granodiorite intrusion, and within the enclosing volcanic stratigraphy. Significant results include 2.00 m grading 18.84 g/t, 9.70 m grading 3.17 g/t, and 1.25 m grading 9.99 g/t gold within intrusive host rocks. Gold values in the enclosing felsic volcanic sequence include 45.91 g/t over 0.45 m, 10.74 g/t over 2.12 m, and 13.30 g/t over 1.05 m. The second hole of the program yielded a weighted average of 1.47g/t over a core length of 103.55 m raising the possibility of a large tonnage, open-pittable gold deposit. All intersections remain open at depth and along strike.

As a result of the encouraging results obtained in the 1998 drilling program, a follow-up program consisting of linecutting, ground magnetometer and Gradient-RealSection IP surveys was carried out on the southeast portion the Dubenski property and the East Cedartree property in May, 1999. The IP survey showed that the sulphide mineralization associated with the East Cedartree gold discoveries continues to at least 200 m depth vertical, and outlined potential zones of stronger sulphide mineralization to the east. Many of the chargeability anomalies occur within recognized mineralized trends and require follow-up exploration work.

The new East Cedartree gold zone remains an attractive target for a large tonnage open-pittable gold resource. Since the claims covering this zone are owned outright by the Issuer, no immediate expenditures are required in order to hold this property and, consequently, the Issuer will wait for higher gold prices before resuming work on this promising gold project, or seek new joint venture funding.

3.7.2 Mazenod Lake Project/Alcudia Gold Property

The Mazenod Lake Project is located in the Northwest Territories, approximately 150 km northwest of Yellowknife, near the Snare River Hydro-Electric Complex. The Issuer presently has interests in three properties, totalling 10,318 acres in the Mazenod Lake area, all covering geology favourable for Olympic Dam-type copper-gold-silver-cobalt-bismuth mineralization similar to that discovered in 1995 and 1996 on the NICO property owned by Fortune Minerals Limited. These three properties, called Dianne Lake, Sarah Lake and Cole Lake, are held under a 50/50 joint venture with Starcore Resources Ltd. The Sarah Lake property is owned 50% by Alto Minerals Inc.

The Issuer and its joint venture partners collectively spent over $1,000,000 exploring the Mazenod Lake Project (including five additional properties that no longer form part of the Mazenod Lake Project) in 1996 and 1997, of which $507,000 was contributed by the Issuer. The work performed included an airborne geophysical survey, prospecting, mapping, ground geophysical surveys and diamond drilling. The Issuer was successful in identifying targets for Olympic Dam-style mineralization on all seven properties including a broad area of highly anomalous copper, gold, silver, cobalt and bismuth mineralization on the Dianne Lake property, with values in grab samples as high as 8.5% copper. This property was drilled in a two-phase program in 1997 with disappointing results as no depth extensions were found to the encouraging mineralization identified in the surface showings. No further work is planned for this property, or any of the Issuer's other Mazenod Lake area properties for the immediate future, pending further developments in the area.

Fortune Minerals Limited continues to advance the NICO gold-copper-cobalt-bismuth project with engineering studies and this project shows promise of becoming a significant producer in the future. Phelps Dodge Corporation is exploring a large land position immediately adjacent and south of the Sarah Lake and Dianne Lake properties. The Issuer will continue to maintain exposure to the area while awaiting improved metal prices and further developments in the area. The Issuer and Starcore completed a minor transaction with joint venture partner Alto Minerals Inc. in 1999, which saw Alto vest its 50% interest in the Sarah Lake property by carrying out a $50,000 work program in 1998 and granting the Issuer and Starcore each a 25% vested interest in its Alcudia gold property in the Urban-Barry gold belt north of Val d'Or, Quebec. Alto completed an I.P. survey on the Alcudia property in late 1998 that identified several anomalies that will eventually warrant drill-testing as targets for large-tonnage disseminated gold deposits. No work was carried out on this property from 1999 to 2001.

3.7.3 Denain Gold Project

The Denain Project consists of two contiguous properties called Venpar and Vauquelin totalling 964 acres, held under a 50/50 joint venture with Starcore, which are situated along an all-weather road in the eastern part of the prolific Val d'Or, Quebec gold camp. The properties cover several significant gold and copper showings in felsic volcanic stratigraphy favourable for the occurrence of structurally-controlled gold-copper deposits. As of August 31, 2001, the joint venture had spent over $300,000 on survey work and 2,003 m of diamond drilling.

The most encouraging results obtained to date are from the South Gold Zone, which has produced assays of up to 29.6 g/t gold over 1.7 m. In November to December 1996, a second-phase drilling program was completed on the South Gold Zone to verify continuity and grade over a 100 m interval on the east end of the vein to the 60 m vertical level. The results confirmed good continuity over this interval with the vein maintaining a near-vertical east-west orientation and averaging 0.84 m in thickness. The weighted average grade for 13 drill intersections from this interval is 9.35 g/t gold plus 0.95% copper. A near-surface resource of approximately 5,000 ounces of gold can now be inferred for this one small portion of the vein, which remains open for expansion to depth and along strike to the west. Further drilling was planned to test these areas in 1999, but this work has been postponed due to low gold prices.

3.7.4 Strange Lake Rare Metals Project

The Strange Lake property, located in the Lac Brisson area of northern Quebec, consists of 73 claims covering 8,434 acres staked by the Issuer in April, 2001. A finder's fee totalling 100,000 shares and $10,000 cash was paid to a Quebec prospector in connection with this acquisition. The property covers portions of a peralkaline granite complex known to contain zones of enrichment in rare elements such as yttrium, zirconium, niobium, tantalum, beryllium and the rare earth elements. An initial evaluation of the property through a review of historical data revealed that these zones extend across the provincial boundary into an area of Labrador that is presently withdrawn from staking due to native land claims issues. Initiation of a work program has been delayed pending resolution of this issue.

ITEM 4. SELECTED CONSOLIDATED FINANCIAL DATA

The following tables summarize financial data for the Issuer for the last five completed financial years and the last eight quarters ending with August 31, 2001, the most recently completed financial year:

For the Years ending August 31,	2001	2000	1999	1998	1997
Net sales or revenues	171,670	68,681	53,160	79,024	165,997
Income or loss before discontinued operations and extraordinary items	(474,959)	(1,294,791)	(1,275,534)	(1,263,778)	(1,365,597)
Income or loss before discontinued operations and extraordinary items, per share	(0.02)	(0.06)	(0.07)	(0.08)	(0.09)
Income or loss before discontinued operations and extraordinary items, per share fully diluted	n/a	n/a	n/a	n/a	n/a
Net income or loss	(474,959)	(1,294,791)	(1,275,534)	(1,263,778)	(1,365,597)

Net income or loss, per share	(0.02)	(0.06)	(0.07)	(0.08)	(0.09)
Net income or loss, per share fully diluted	n/a	n/a	n/a	n/a	n/a
Total assets	6,184,558	5,005,071	5,403,269	4,977,415	4,070,488
Total long term debt	-	-	-	-	-
Cash dividends	-	-	-	-	-

For the Four Quarters for Fiscal 2001	**Q1**	**Q2**	**Q3**	**Q4**	**Total**
Net sales or revenues	42,413	22,691	57,299	49,267	171,670
Income or loss before discontinued operations and extraordinary items	(50,925)	(138,541)	(27,934)	(257,559)	(474,959)
Income or loss before discontinued operations and extraordinary items, per share	-	(0.01)	-	(0.01)	(0.02)
Income or loss before discontinued operations and extraordinary items, per share fully diluted	n/a	n/a	n/a	n/a	n/a
Net income or loss	(50,925)	(138,541)	(27,934)	257,559)	(474,959)
Net income or loss, per share	-	(0.01)	-	(0.01)	(0.02)
Net income or loss, per share fully diluted	n/a	n/a	n/a	n/a	n/a

For the Four Quarters for Fiscal 2000	**Q1**	**Q2**	**Q3**	**Q4**	**Total**
Net sales or revenues	4,487	7,691	24,083	32,420	68,681
Income or loss before discontinued operations and extraordinary items	(146,424)	(856,482)	(44,848)	(247,037)	(1,294,791)
Income or loss before discontinued operations and extraordinary items, per share	(0.01)	(0.04)	-	(0.01)	(0.06)
Income or loss before discontinued operations and extraordinary items, per share fully diluted	n/a	n/a	n/a	n/a	n/a
Net income or loss	(146,424)	(856,482)	(44,848)	(247,037)	(1,294,791)
Net income or loss, per share	(0.01)	(0.04)	-	(0.01)	(0.06)
Net income or loss, per share fully diluted	n/a	n/a	n/a	n/a	n/a

Since its incorporation, the Issuer has declared no dividends and has no formal policy with respect to the declaration of dividends.

ITEM 5. MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of the results of operations of the Issuer for the fiscal years ended August 31, 2000 and 2001 should be read in conjunction with the financial statements of the Issuer and notes thereto. There have been no major changes in the accounting policies during the two-year period.

Results of Operations

In that the Issuer does not yet have a producing mineral property, it has no sources of revenue other than interest income and management fees received from joint venture partners. The interest amounts earned fluctuate with changing amounts on deposit and with changing interest rates. Similarly, revenue generated from management fees varies depending on the level of activity on joint venture projects managed by the Issuer. These amounts are, in any event, not material, and are merely used to offset administrative operating expenses.

Resource property expenditures during the year ended August 31, 2001 totalled $2,867,920, of which $2,257,973 were recovered from joint venture partners and through government assistance programs. This represents a 75% increase over resource property expenditures of $1,637,323 during the previous fiscal year, reflecting the significant work programs carried out under the Tantalum Joint Venture and on the Legris Lake PGE project, with funding provided by joint venture partners Global Canada Company ("Global") and Placer Dome (CLA) Limited ("Placer"). Net current expenditures of $609,947 are similar to the previous year's total of $688,159, bringing the total resource property expenditures on the Balance Sheet to $5,011,400. The Issuer's investment to date in the Separation Rapids rare metals project of $3,540,850 represents approximately 70% of this total and is, by far, the Issuer's most important asset.

Administrative expenses for the year ended August 31, 2001 totalled $540,994, a 15% increase over the previous year's total of $469,989. Most of the increase is attributable to salary increases and higher professional fees for legal and accounting services, reflecting the increased level of business activity by the Issuer. Revenue increased by 150% over the previous year to $171,670 principally as a result of higher management fee revenue earned from the Global and Placer joint ventures, resulting in a net loss before abandoned resource properties of $369,324, a reduction of 9% over the previous year. Three inactive projects for which financing was unavailable/were abandoned during the year ended August 31, 2001 and their costs written off. In the case of the Ketchison Lake property, payments received from a former joint venture partner exceeded costs for this property resulting in a positive number on abandonment of $57,183, and reducing the costs written off of $72,288 for the other two abandoned properties (Eva Lake and Sandra Lake) to a net loss for abandoned resource properties of $15,105. This, combined with a writedown of the Issuer's investment in Pacific Sapphire Company Ltd. of $90,530, brought the loss for the year to $474,959 or $0.02 per share, compared to $1,294,791 or $0.06 per share in the previous fiscal year. The reduced loss over fiscal 2000 is primarily a result of the significant abandoned resource property costs written off in fiscal 2000 on the Dubenski and Percy Lake projects.

Resource property expenditures in the year ended August 31, 2001 on the Issuer's only advanced project, the Separation Rapids rare metals property, totalled $310,282, of which $250,000 was funded with the proceeds of a private placement of flow-through units completed on February 28, 2001. The total included $3,405 in acquisition costs related to the staking of five claims totalling 2,400 acres contiguous with the south boundary of the property, bringing the total land position for the property to 4,480 acres. Most of the expenditures in 2001 were related to a diamond drilling program consisting of 1,401 m in 12 holes to test tantalum targets peripheral to the Big Whopper deposit at a cost of $218,467. This work program also involved collection of geotechnical data for rock mechanics studies, mineralogical studies, and check assays to reevaluate tantalum grades and distribution within the Big Whopper itself, at an aggregate additional cost of approximately $25,000. The balance of the expenditures for marketing/metallurgical work and engineering studies, totalling approximately $64,000, were mainly related to a plant design study by SBM Consulting to establish detailed capital and operating cost estimates for both the full-scale and pilot-scale process plant facilities.

Investor Relations Activities

Expenditures on public and investor relations activities during the year ended August 31, 2001 totalled $66,274, a comparable level to expenditures in the previous fiscal year, totalling $62,189. During the year, investor relations duties were handled by management and by an Investor Relations Consultant under a one-year contract that began on June 1, 2000. This contract was not renewed on its expiry on June 1, 2001 and subsequently, investor relations duties have been handled entirely by the President. A general lack of investor interest in junior resource companies since June 1, 2001 has resulted in reduced investor relations activities, which mainly consist of responding to routine inquiries from shareholders and informal presentations to stockbrokers and potential investors. During the year ended August 31, 2001, the Issuer participated in seven trade shows and investment conferences and management did six media interviews, which resulted in increased public exposure of the Issuer's business activities. A similar level of investor relations activity is anticipated for 2002. In addition, the Issuer intends to file for registration of its securities in the United States through submission of a completed SEC Form 20F. The purpose of this is to attract more U.S. investors to the Issuer's shares. The 20F registration allows U.S. stockbrokers to recommend the Issuer's shares to their clients, and is a necessary pre-requisite to listing the Issuer's shares on a U.S. stock exchange, should the Issuer ever decide to take this step. Legal work associated with the preparation of this filing was initiated in the year ended August 31, 2001 and is expected to be completed in 2002 at an estimated cost of $40,000.

Outlook for the Fiscal Year Ending August 31, 2002

The Issuer will continue to operate with annual losses until sufficient revenues may be generated from one or more mineral properties of the Issuer which may be taken to the production stage. The Separation Rapids Project currently offers the best potential for development into a profitable producing mining operation. Management also believes that if the feasibility study proves positive and the Issuer can raise the necessary capital for more development, commercial production could be initiated during the fiscal year ended August 31, 2004. Completion of a bulk sampling program and a final feasibility study on the Separation Rapids Project will be the Issuer's top priority for the year 2002. The Issuer also plans to continue exploration work on selected early-stage mineral properties focussing on those with high potential for economic deposits of the rare metals tantalum and cesium, and the platinum group metals, especially palladium. Exploration programs on the Black Bay, Shatford Lake and Wolf Mountain projects will be funded using the proceeds of a $260,000 flow-through private placement financing arranged in December, 2001. Placer Dome (CLA) Limited is funding the balance of a $1.0 million program on the Legris Lake platinum-palladium project that began in May, 2001 and is scheduled for completion by April, 2002.

Liquidity and Capital Reserves

In management's view, given the nature of the Issuer's operations, which consists of the exploration and evaluation of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures. The Issuer's financial success will be dependent on the economic viability of the Separation Rapids Project and the extent to which it can discover new mineral deposits. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Issuer is largely dependent on factors beyond the Issuer's control, including the market value of the metals and minerals to be produced. The Issuer does not expect to receive significant income from any of its properties in the next two years.

The Issuer's historical capital needs have been met by equity subscriptions (2001 - $1,349,925; 2000 - $725,000). In recent years, these have been mainly flow-through financings where the proceeds have only been available for eligible exploration and development expenses. The Issuer's cash position as at August 31, 2001 is much improved over its cash position on the same date in 2000 with $753,773 in cash and cash equivalents in the treasury compared to just $251,488 at August 31, 2000. The increase in cash in 2001 is primarily attributable to a private placement subscription agreement entered into with Placer as part of the Strategic Alliance agreement signed on April 20, 2001. Under the subscription agreement, the Issuer issued 1,000,000 units to Placer at a price of $0.98 per unit (consisting of one share and one share-purchase warrant exerciseable at $0.98 until April 20, 2003), for total proceeds of $980,000. These funds are being utilized for a program of new project generation, budgeted at $250,000, and for ongoing administrative expenses. Management is of the opinion that these funds, plus management fee revenue and interest income will be sufficient to cover foreseeable administrative expenses for fiscal 2002.

Events Subsequent to August 31, 2001

1. On January 11, 2001, the Issuer closed a private placement of 1,040,000 flow-through units at a price of $0.25 per unit for total proceeds of $260,000. Each unit consists of one flow-through share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional flow-through share until December 28, 2002 at a price of $0.45 and at a price of $0.65 until December 28, 2003. The shares to be issued under this private placement will be subject to a hold period expiring May 11, 2002.

2. On December 19, 2001, the Canadian Venture Exchange accepted the extension of the expiry date on 231,000 outstanding non-transferable share purchase warrants issued on December 30, 1999 from December 30, 2001 to December 30, 2003.

3. On December 19, 2001, the Canadian Venture Exchange accepted the extension of the expiry date on 232,758 outstanding non-transferable share purchase warrants issued on February 28, 2001 from December 29, 2001 to December 29, 2003.

4. On December 6, 2001, the Issuer issued 100,000 shares to Mr. Ian Campbell in compensation for past services and recognition of his valuable contribution to the Issuer's exploration successes as Vice-President, Exploration. Mr. Campbell's employment and consulting agreements with the Issuer were terminated on December 9, 2001.

ITEM 6. MARKET FOR SECURITIES

The Issuer's common shares are listed and posted for trading on the Canadian Venture Exchange under the trading symbol AVL.

ITEM 7. DIRECTORS AND OFFICERS

Name, Office Held and Municipality of Residence	Director Since	Principal Occupation For the Previous Five Years
DONALD S. BUBAR(1) Director, President and CEO Unionville, Ontario	February 17, 1995	Consulting Geologist; director of Konexus Technologies Ltd.;
LAWRENCE P. PAGE, Q.C. Director and Chairman West Vancouver, British Columbia.	July 24, 1991	Lawyer; Principal, Lawrence Page, Q.C., Law Corporation; director and/or officer of numerous reporting companies, including Newcoast Silver Mines Ltd., Northern Crown Mines Ltd., Quaterra Resources Inc., Rio Fortuna Exploration Corp. and Western Copper Holdings Limited.
ALAN FERRY(1) Director Toronto, Ontario	February 24, 2000	Chartered Financial Analyst with Dominick and Dominick Securities Inc.; director of several other reporting companies including Guyana Goldfields Inc.
F. DALE CORMAN Director Nevada City, California	March 14, 1995	Engineer; Chairman and CEO of Western Copper Holdings Limited; director, Quaterra Resources Inc.; director and officer, Pacific Sapphire Company Ltd.
JOSEPH G. MONTEITH Director Toronto, Ontario	February 24, 2000	Chemical Engineering Technologist; President of Stormceptor Corporation and three other private industrial companies
BRIAN D. MacEACHEN(1) Director Halifax, Nova Scotia	November 16, 1998	Chartered Accountant; Consultant; formerly Chief Financial Officer of Salter Street Films and prior to that Treasurer, Franco-Nevada Mining Corporation Ltd.
R.J. (JIM) ANDERSEN Vice-President Finance and CFO Toronto, Ontario	Officer only	Partner of accounting firm Forbes Andersen & Co., in charge of the Issuer's external audit since 1996
ANNE JAMIESON Secretary Oakville, Ontario	Officer only	Assistant to the President; previously Manager, Employee Benefits, Aur Resources Inc.

(1) Member of the Issuer's audit committee.

The directors of the Issuer are elected and hold office until the next annual general meeting of shareholders of the Issuer, unless any director resigns, is removed or becomes disqualified earlier.

The directors and senior officers of the Issuer as a group beneficially own, directly or indirectly, or exercise control or direction over 6.93% of the voting securities of the Issuer as of December 31, 2001.

The Issuer has no executive committee.

ITEM 8. ADDITIONAL INFORMATION

The Issuer will provide to any person, on written request to the Secretary of the Issuer, c/o Avalon Ventures Ltd., Suite 1116, 111 Richmond Street West, Toronto, Ontario, M5H 2G4, copies of the following documents:

(a) when the securities of the Issuer are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

   (i) one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

   (ii) one copy of the comparative audited financial statements of the Issuer for the financial year ended August 31, 2001, together with the auditors' report thereon, and one copy of any interim financial statement of the Issuer subsequent to the financial statements for the Issuer's most recently completed financial year;

   (iii) one copy of the information circular of the Issuer in respect of its most recent annual meeting of shareholders that involved the election of directors; and

   (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not provided under (i) to (iii) above; or

(b) at any other time, one copy of any of the documents referred to in (a)(i), (ii) and (iii) above, provided that the Issuer may require payment of a reasonable charge for such copy if the request is made by a person who is not a security holder of the Issuer.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Issuer's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Issuer's information circular for its most recent annual meeting of shareholders that involved the election of directors, and that additional financial information is provided in the Issuer's comparative financial statements for its most recently completed financial year.